As filed with the Securities and Exchange Commission on June 27, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Chesapeake Energy Corporation*

(Name of Registrant as specified in its charter)

Oklahoma (State or other jurisdiction of incorporation or organization)	73-1395733 (I.R.S. Employer Identification No.)

6100 North Western Avenue Oklahoma City, Oklahoma 73118 (405) 848-8000 (Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Aubrey K. McClendon

Chairman of the Board and

Chief Executive Officer

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

(405) 848-8000

(Name, address, including zip code,

and telephone number, including

area code, of agent for service)

Copy to:

James M. Prince, Esq.

Vinson & Elkins L.L.P.

2300 First City Tower

1001 Fannin Street

Houston, Texas 77002-6760

(713) 758-3710

(713) 615-5962 (Fax)

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum aggregate offering price (1)	Amount of registration fee (2)
Senior Notes	$500,000,000	$500,000,000	$53,500

(1)	Estimated solely for purposes of calculating the registration fee.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, the Registration Fee is being offset with $53,500 previously paid by Chesapeake Energy Corporation upon filing Registration Statement No. 333-135319, which was filed on June 26, 2006 and subsequently withdrawn on June 27, 2006, with no sales of securities having been made thereunder. In accordance with Rule 457(p), such unutilized filing fee may be applied to the filing fee payable pursuant to this registration statement.
*	Includes certain subsidiaries of Chesapeake Energy Corporation identified on the following pages.

Chesapeake Eagle Canada Corp.

(Exact Name of Registrant As Specified In Its Charter)

New Brunswick, Canada	None
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Chesapeake Energy Louisiana Corporation

(Exact Name of Registrant As Specified In Its Charter)

Oklahoma	73-1524569
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Chesapeake Energy Marketing, Inc.

(Exact Name of Registrant As Specified In Its Charter)

Oklahoma	73-1439175
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Chesapeake Operating, Inc.

(Exact Name of Registrant As Specified In Its Charter)

Oklahoma	73-1343196
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Chesapeake South Texas Corp.

(Exact Name of Registrant As Specified In Its Charter)

Oklahoma	41-2050649
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Hodges Holding Company, Inc.

(Exact Name of Registrant As Specified In Its Charter)

Oklahoma	73-1454375
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Hodges Oilfield Company

(Exact Name of Registrant As Specified In Its Charter)

Oklahoma	73-1454380
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Hodges Trucking Company

(Exact Name of Registrant As Specified In Its Charter)

Oklahoma	73-1293811
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Nomac Drilling Corporation

(Exact Name of Registrant As Specified In Its Charter)

Oklahoma	73-1606317
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

W.W. Realty, Inc.

(Exact Name of Registrant As Specified In Its Charter)

Oklahoma	73-1360666
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Carmen Acquisition, L.L.C.

(Exact Name of Registrant As Specified In Its Charter)

Oklahoma	73-1604860
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Chesapeake Acquisition, L.L.C.

(Exact Name of Registrant As Specified In Its Charter)

Oklahoma	73-1528271
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Chesapeake Appalachia, L.L.C.

(Exact Name of Registrant As Specified In Its Charter)

Oklahoma	20-3774650
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Chesapeake Land Company, L.L.C.

(Exact Name of Registrant As Specified In Its Charter)

Oklahoma	20-2099392
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Chesapeake ORC, L.L.C.

(Exact Name of Registrant As Specified In Its Charter)

Oklahoma	71-0934234
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Chesapeake Royalty, L.L.C.

(Exact Name of Registrant As Specified In Its Charter)

Oklahoma	73-1549744
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Gothic Production, L.L.C.

(Exact Name of Registrant As Specified In Its Charter)

Oklahoma	73-1539475
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Hawg Hauling & Disposal, LLC

(Exact Name of Registrant As Specified In Its Charter)

Delaware	06-1706211
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Mayfield Processing, L.L.C.

(Exact Name of Registrant As Specified In Its Charter)

Oklahoma	20-0174765
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

MC Mineral Company, L.L.C.

(Exact Name of Registrant As Specified In Its Charter)

Oklahoma	61-1448831
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Chesapeake Exploration Limited Partnership

(Exact Name of Registrant As Specified In Its Charter)

Oklahoma	73-1384282
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Chesapeake Louisiana, L.P.

(Exact Name of Registrant As Specified In Its Charter)

Oklahoma	73-1519126
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Chesapeake Sigma, L.P.

(Exact Name of Registrant As Specified In Its Charter)

Oklahoma	27-0029884
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

MidCon Compression, L.P.

(Exact Name of Registrant As Specified In Its Charter)

Oklahoma	20-0299525
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

The information in this prospectus is not complete and may be changed without notice. This prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities, in any jurisdiction where the offering is not permitted.

SUBJECT TO COMPLETION DATED JUNE 26, 2006

PRELIMINARY PROSPECTUS	STRICTLY CONFIDENTIAL

$500,000,000

            % Senior Notes due 2013

The Company:

•	Chesapeake Energy Corporation is the second largest independent producer of natural gas in the United States and owns interests in approximately 32,000 producing oil and natural gas wells.

The Offering:

•	Use of Proceeds: We intend to use the net proceeds from this offering to finance the purchase of our pending acquisitions, to repay outstanding indebtedness under our revolving bank credit facility and for general corporate purposes.
•	Interest: The notes have a fixed annual rate of % which will be paid every six months on and , commencing , 2006.
•	Maturity: , 2013.
•	Guarantees: The notes will be guaranteed on a senior unsecured basis by each of our existing domestic subsidiaries, other than Nomac 100 Corp. and certain de minimus subsidiaries, one of our foreign subsidiaries and certain of our future domestic subsidiaries.
•	Ranking: The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our existing and future senior debt and senior to any subordinated debt that we may incur. The notes will be effectively subordinated to our and our guarantor subsidiaries’ existing and future secured debt, including debt under our revolving bank credit facility, to the extent of the value of the assets securing such debt. The notes will also be effectively subordinated to the debt of any non-guarantor subsidiaries.
•	Make-Whole Redemption: We may redeem some or all of the notes at any time pursuant to certain make-whole provisions. If we enter into certain sale-leaseback transactions and do not reinvest the proceeds or repay certain senior debt, we must offer to repurchase the notes.
•	Pricing:

	Per Note	Total
Initial public offering price	%	$
Underwriting discount	%	$
Proceeds, before expenses, to Chesapeake	%	$

This investment involves risks. See “ Risk Factors” beginning on page 13.

The underwriters expect to deliver the notes to investors on or about                     , 2006, only in book-entry form through the facilities of The Depository Trust Company.

Joint Book-Running Managers

Banc of America Securities LLC

Deutsche Bank Securities

Goldman, Sachs & Co.

Lehman Brothers

Wachovia Securities

Senior Co-Managers

ABN AMRO Incorporated	BNP PARIBAS	Calyon Securities (USA)
Fortis Securities	RBS Greenwich Capital	SunTrust Robinson Humphrey
Wells Fargo Securities

Co-Managers

Barclays Capital	BMO Capital Markets	BOSC, Inc.
Comerica Securities	DZ Bank Financial Markets LLC	HVB Capital Markets, Inc.
Piper Jaffray	TD Securities	Wedbush Morgan Securities Inc.

The date of this prospectus is                     , 2006.

We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on unauthorized information or representations. The information in this prospectus is current only as of the date on its cover, and may change after that date.

NOTICE TO INVESTORS

Neither the Securities and Exchange Commission (the “SEC”), any state securities commission nor any other U.S. regulatory authority, has approved or disapproved the securities nor have any of the foregoing authorities passed upon or endorsed the merits of this offering or the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus does not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who can not legally be offered the securities.

In making an investment decision, prospective investors must rely on their own examination of the company and the terms of the offering, including the merits and risks involved. Prospective investors should not construe anything in this prospectus as legal, business or tax advice. Each prospective investor should consult its own advisors as needed to make its investment decision and to determine whether it is legally permitted to purchase the securities under applicable legal investment, or similar laws or regulations. Investors should be aware that they may be required to bear the financial risks of this investment for an indefinite period of time.

This prospectus contains summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents for complete information. All such summaries are qualified in their entirety by such reference. Copies of documents referred to herein will be made available to prospective investors upon request to us.

i

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATION OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

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SUMMARY

This summary may not contain all the information that may be important to you. You should read this entire prospectus and the documents to which we have referred you before making an investment decision. You should carefully consider the information set forth under “Risk Factors.” In addition, certain statements include forward-looking information which involves risks and uncertainties. See “Forward-Looking Statements.”

Chesapeake

We are the second largest independent producer of natural gas in the United States, and we own interests in approximately 32,000 producing oil and natural gas wells that are currently producing approximately 1.6 bcfe per day, 92% of which is natural gas. Our strategy is focused on discovering, developing and acquiring onshore natural gas reserves in the U.S. east of the Rocky Mountains. Our most important operating area has historically been the Mid-Continent region, which includes Oklahoma, Arkansas, Kansas and the Texas Panhandle. At March 31, 2006, 49% of our proved oil and natural gas reserves were located in the Mid-Continent. During the past four years, we have also built significant positions in various conventional and unconventional plays in the South Texas and Texas Gulf Coast regions, the Permian Basin of West Texas and eastern New Mexico, the Barnett Shale area of North Texas, the Ark-La-Tex area of East Texas and northern Louisiana, the Appalachian Basin in West Virginia, eastern Kentucky, eastern Ohio and southern New York, the Caney and Woodford Shales in southeastern Oklahoma, the Fayetteville Shale in Arkansas and the Barnett and Woodford Shales in West Texas.

As of December 31, 2005, we had 7.5 tcfe of proved reserves, of which 92% were natural gas and all of which were onshore. During 2005, we produced an average of 1.3 bcfe per day, a 30% increase over the 1.0 bcfe per day produced in 2004. For 2005, we generated net income available to common shareholders of $880 million, or $2.51 per fully diluted common share, which was a 64% increase over the prior year.

During the first quarter of 2006, we led the nation in drilling activity with an average utilization of 77 operated rigs and 75 non-operated rigs. Through this drilling activity, we drilled 262 (210 net) operated wells and participated in another 371 (45 net) wells operated by other companies. Our success rate was 97% for operated wells and 98% for non-operated wells. We replaced our 137 bcfe of production with an internally estimated 427 bcfe of new proved reserves for a reserve replacement rate of 312%. Reserve replacement through the drillbit was 184 bcfe, or 135% of production (including 76 bcfe of upward performance revisions and 88 bcfe of downward revisions resulting from oil and natural gas price declines between December 31, 2005 and March 31, 2006), and reserve replacement through acquisitions was 243 bcfe, or 177% of production. As a result, our proved reserves grew by 4% during the first quarter of 2006, from 7.5 tcfe to 7.8 tcfe. Of the 7.8 tcfe, 64% were proved developed reserves.

In the first quarter of 2006, we produced an average of 1.5 bcfe per day, a 31% increase over the 1.2 bcfe per day produced in the first quarter of 2005. During the first quarter of 2006, we generated net income available to common shareholders of $604 million, or $1.44 per fully diluted common share, which was a 300% increase over the first quarter of 2005. Also, in the first quarter we added approximately 700 new employees to support our growth, which increased our total employee base to approximately 3,600 employees at March 31, 2006, and invested $200 million in leasehold (excluding leasehold acquired through acquisitions) and 3-D seismic data, all of which we consider the building blocks of future value creation.

From January 1, 1998 through March 31, 2006, we have been one of the most active consolidators of onshore U.S. natural gas assets, having purchased approximately 6.3 tcfe of proved reserves, at a total cost of approximately $12.2 billion (including $3.4 billion for unproved leasehold, but excluding $891 million of deferred taxes established in connection with certain corporate acquisitions). Excluding the amounts allocated to unproved leasehold and deferred taxes, our acquisition cost per proved mcfe was $1.40 over this time period. During 2006, we have been especially active in the acquisitions market. Acquisition expenditures totaled $1.9 billion (including $1.1 billion for unproved leasehold), pro forma for our pending acquisitions. Through these acquisitions, we will have acquired an internally estimated 404 bcfe of proved oil and natural gas reserves.

On June 5, 2006, we announced that we had entered into an agreement to acquire from Four Sevens Oil Co. Ltd. and its equal equity partner, Sinclair Oil Corporation (collectively referred to as “Four Sevens/Sinclair”), 39,000 net acres of Barnett Shale leasehold, 30 mmcf of current natural gas current production and $55 million of midstream natural gas assets for $845 million in cash. We also announced that we acquired or agreed to acquire an additional 28,000 net acres of prospective Barnett Shale leasehold, primarily in Johnson and Tarrant Counties, Texas, from various additional sellers for $87 million. Please see “—Recent Developments—Pending Acquisitions.”

We intend to use the net proceeds from this offering, together with the net proceeds from our concurrent public offering of preferred stock and our concurrent public offering of common stock, to fund the purchase price for our pending acquisitions discussed above, to pay related fees and expenses, to repay outstanding indebtedness under our revolving bank credit facility and for general corporate purposes. Please see “Use of Proceeds.” There is no assurance, however, that these acquisitions will close, or close without material adjustment, as scheduled. Neither this offering nor our concurrently announced proposed public offerings of preferred stock and common stock are conditioned upon the closing of these acquisitions. Our pending acquisitions are not conditioned upon the closing of any of these offerings.

Our executive offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and our telephone number is (405) 848-8000.

Business Strategy

Since our inception in 1989, Chesapeake’s goal has been to create value for investors by building one of the largest onshore natural gas resource bases in the United States. For much of the past eight years, our strategy to accomplish this goal has been to build a dominant operating position in the Mid-Continent region, the third largest natural gas supply region in the U.S. In building our industry-leading position in the Mid-Continent, we have integrated an aggressive and technologically advanced drilling program with an active property consolidation program focused on small to medium-sized corporate and property acquisitions. In 2002, we began expanding our focus from the Mid-Continent to other regions where we believed we could extend our successful strategy. To date, those areas have included the South Texas and Texas Gulf Coast regions, the Permian Basin of West Texas and eastern New Mexico, the Barnett Shale area of North Texas, the Ark-La-Tex area of East Texas and northern Louisiana, the Appalachian Basin in West Virginia, eastern Kentucky, eastern Ohio and southern New York, the Caney and Woodford Shales in southeastern Oklahoma, the Fayetteville Shale in Arkansas and the Barnett and Woodford Shales in West Texas. We believe significant elements of our successful Mid-Continent strategy of acquisition, exploitation, extension and exploration have been or will be successfully transferred to these areas.

Key elements of this business strategy are further explained below:

Make High-Quality Acquisitions. Our acquisition program is focused on acquisitions of natural gas properties that offer high-quality, long-lived production and significant development and high potential deep drilling opportunities. From January 1, 1998 through March 31, 2006 and pro forma for our pending acquisitions, we have purchased approximately 6.3 tcfe of proved reserves, at a total cost of approximately $12.2 billion (including $3.4 billion for unproved leasehold, but excluding $891 million of deferred taxes established in connection with certain corporate acquisitions). Excluding the amounts allocated to unproved leasehold and deferred taxes, our acquisition cost per proved mcfe was $1.40 over this time period. The vast majority of these acquisitions either increased our ownership in existing wells or fields or added additional drilling locations in our focused operating areas. Because these operating areas contain many smaller companies seeking liquidity opportunities and larger companies seeking to divest non-core assets, we expect to continue to find additional attractive acquisition opportunities in the future.

Grow through the Drillbit. One of Chesapeake’s most distinctive characteristics is our ability to increase reserves and production through the drillbit. We are currently utilizing 87 operated drilling rigs and 81 non-operated drilling rigs to conduct the most active drilling program in the United States. We focus both on finding significant new natural gas reserves and developing existing proved reserves, principally at deeper depths than the industry average. For the past seven years, we have been actively investing in leasehold, 3-D seismic information and human capital to be able to take advantage of the favorable drilling economics that exist today. While we believe U.S. natural gas production has declined during the past five years, we are one of the few large-cap companies that have been able to increase production, which we have successfully achieved for the past 16 consecutive years and 19 consecutive quarters. We believe key elements of the success and scale of our drilling programs have been our early recognition that natural gas prices were likely to move higher in the U.S. in the post-1999 period accompanied by our willingness to proactively hire new employees and to build the nation’s largest onshore leasehold and 3-D seismic inventories, all of which are the building blocks of a successful large-scale drilling program.

Build Regional Scale. We believe one of the keys to success in the natural gas exploration industry is to build significant operating scale in a limited number of operating areas that share many similar geological and operational characteristics. Achieving such scale provides many benefits, the most important of which are higher per unit revenues, lower per unit operating costs, greater rates of drilling success, higher returns from more easily integrated acquisitions and higher returns on drilling investments. We first began pursuing this focused strategy in the Mid-Continent in late 1997 and we are now the largest natural gas producer, the most active driller and the most active acquirer of leasehold and producing properties in the Mid-Continent. We believe this region, which trails only the Gulf Coast and Rocky Mountain basins in U.S. natural gas production, has many attractive characteristics. These characteristics include long-lived natural gas properties with predictable decline curves; multi-pay geological targets that decrease drilling risk and have resulted in a drilling success rate of 94% over the past 16 years; generally lower service costs than in more competitive or more remote basins; and a favorable regulatory environment with virtually no federal land ownership. We believe our other operating areas possess many of these same favorable characteristics and our goal is to become or remain a top five natural gas producer in each of our operating areas.

Focus on Low Costs. By minimizing lease operating costs and general and administrative expense through focused activities and increased scale, we have been able to deliver attractive financial returns through all phases of the commodity price cycle. We believe our low cost structure is the result of management’s effective cost-control programs, a high-quality asset base and extensive and competitive services, natural gas processing and transportation infrastructures that exist in our key operating areas. As of March 31, 2006, we operated approximately 18,800 wells, which accounted for approximately 80% of our daily production volume. This large percentage of operated properties provides us with a high degree of operating flexibility and cost control.

Improve our Balance Sheet. We have made significant progress in improving our balance sheet over the past seven years. From December 31, 1998 through March 31, 2006, we have increased our shareholders’ equity by $7.6 billion ($8.6 billion pro forma for our pending offerings of common stock and preferred stock) through a combination of earnings and common and preferred equity issuances. As of March 31, 2006, our debt as a percentage of total capitalization (total capitalization is the sum of debt and stockholders’ equity) was 46%, compared to 137% as of December 31, 1998. On a pro forma basis for our pending public offerings of common stock and preferred stock, our recently completed preferred stock exchanges and this offering, our debt to total capitalization ratio as of March 31, 2006, would be 43%. We plan to continue improving our balance sheet in the years ahead.

Based on our view that natural gas will be in a tight supply/demand relationship in the U.S. during at least the next few years because of the significant structural challenges to growing natural gas supply and the growing demand for this clean-burning, domestically-produced fuel, we believe our focused natural gas acquisition, exploitation and exploration strategy should provide substantial value-creating growth opportunities in the years ahead. Our goal is to increase our overall production by 10% to 20% per year, with growth at an annual rate of 7% to 10% generated organically through the drillbit and the remaining growth generated through acquisitions. We have reached or exceeded this overall production goal in 11 of our 13 years as a public company.

Company Strengths

We believe the following six characteristics distinguish our past performance and differentiate our future growth potential from other independent natural gas producers:

High-Quality Asset Base. Our producing properties are characterized by long-lived reserves, established production profiles and an emphasis on onshore natural gas. Based upon current production and proved reserve estimates, and including estimates for our pending acquisitions, our proved reserves-to-production ratio, or reserve life, is approximately 14 years. In addition, we believe we are the sixth largest producer of natural gas in the U.S. (second among independents) and the fourth largest owner of proved U.S. natural gas reserves (first among independents). In each of our operating areas, our properties are concentrated in locations that enable us to establish substantial economies of scale in drilling and production operations and facilitate the application of more effective reservoir management practices. We intend to continue building our asset base in each of our operating areas through a balance of acquisitions, exploitation and exploration.

Low-Cost Producer. Our high-quality asset base, the work ethic of our employees, our hands-on management style and our headquarters location in Oklahoma City have enabled us to achieve a low operating and administrative cost structure. During the first quarter of 2006, our operating costs per unit of production were $1.48 per mcfe, which consisted of general and administrative expenses of $0.21 per mcfe (including non-cash stock-based compensation of $0.05 per mcfe), production expenses of $0.87 per mcfe and production taxes of $0.40 per mcfe. We believe this is one of the lowest cost structures among publicly traded, large-cap independent oil and natural gas producers.

Successful Acquisition Program. Our experienced acquisition team focuses on enhancing and expanding our existing assets in each of our operating areas. These areas are characterized by long-lived natural gas reserves, low lifting costs, multiple geological targets, favorable basis differentials to benchmark commodity prices, well-developed oil and natural gas transportation infrastructures and considerable potential for further consolidation of assets. Since 1998 and including our pending acquisitions, we have acquired approximately 6.3 tcfe of proved reserves that replaced 317% of our total production. We believe we are well-positioned to continue making attractive acquisitions as a result of our extensive track record of identifying, completing and integrating multiple successful acquisitions, our large operating scale and our knowledge and experience in the regions in which we operate.

Large Inventory of Drilling Projects. During the 16 years since our inception, we have been among the five most active drillers of new wells in the United States. Presently we are the most active driller in the U.S. with 87 operated and 81 non-operated rigs drilling. Through this high level of activity over the years, we have developed an industry-leading expertise in drilling deep vertical and horizontal wells in search of large natural gas accumulations in challenging conventional and unconventional reservoirs. As a result of our successful acquisition program and active leasehold acquisition and seismic acquisition strategies, we have been able to accumulate a U.S. onshore leasehold position of approximately 9.3 million net acres, pro forma for our pending acquisitions, and have acquired rights to 12.3 million acres of onshore 3-D seismic data to provide informational advantages over our competitors and to help evaluate our large acreage inventory. On this very large acreage position, our technical teams believe approximately 31,000 exploratory and developmental drill sites exist, representing a backlog of more than ten years of future drilling opportunities at current drilling rates.

Hedging Program. We have used and intend to continue using hedging programs to reduce the risks inherent in acquiring and producing oil and natural gas reserves, commodities that are frequently characterized by significant price volatility. We believe this price volatility is likely to continue in the years ahead and that we can use this volatility to our benefit by taking advantage of prices when they reach levels that management believes are either unsustainable for the long-term or provide unusually high rates of return on our invested capital. We currently have natural gas hedges in place covering 88%, 69% and 55% of our anticipated natural gas production for the remainder of 2006 (including the second quarter of 2006) and all of 2007 and 2008 at average NYMEX prices of $9.08, $9.86 and $9.34 per mcf, respectively. In addition, we have 79%, 56% and 48% of our anticipated oil production hedged for the remainder of 2006 (including the second quarter of 2006) and all of 2007 and 2008 at average NYMEX prices of $63.24, $68.79 and $69.50 per barrel of oil, respectively. During the first quarter of 2006, we realized gains from our hedging program of approximately $248.2 million.

Entrepreneurial Management. Our management team formed the company in 1989 with an initial capitalization of $50,000 and fewer than ten employees. Since then, our management team has guided the company through various operational and industry challenges and extremes of oil and natural gas prices to create the second largest independent producer of natural gas in the U.S. with approximately 4,000 employees and an enterprise value of approximately $20.2 billion (based on a common stock price of $28.50 per share and pro forma for this offering and our pending offerings of preferred stock and common stock). Our chief executive officer and co-founder, Aubrey K. McClendon, has been in the oil and natural gas industry for 25 years and beneficially owns, as of June 23, 2006, approximately 25 million shares of our common stock.

Recent Developments

Pending Acquisitions. On June 5, 2006, we announced that we had entered into an agreement to acquire from Four Sevens/Sinclair, 39,000 net acres of Barnett Shale leasehold, 30 mmcf of current natural gas production and $55 million of mid-stream natural gas assets for $845 million in cash. Of the 39,000 net acres, 26,000 net acres are located in Johnson and Tarrant Counties, Texas, where we have identified 500 net potential drillsites, and 13,000 net acres are located in counties outside our core focus area where we have not yet identified any drilling opportunities that would produce returns as competitive as those in our core focus area. We also announced that we acquired or agreed to acquire an additional 28,000 net acres of prospective Barnett Shale leasehold, primarily in Johnson and Tarrant Counties, from various additional sellers for $87 million. On these 28,000 acres, we anticipate drilling as many as 400 net wells to develop these properties under current market conditions.

We have also recently agreed to invest approximately $450 million to acquire an additional 225,000 net acres of leasehold in the Delaware Basin shale plays of West Texas and to acquire a leading drilling contractor in the Appalachian Basin. We may use part of the proceeds from this offering and our concurrent public offerings together with borrowings under our revolving bank credit facility to finance such acquisitions, which we expect to close in July 2006.

There is no assurance that our pending acquisitions will close, close without material adjustment, or close as scheduled. Neither this offering nor either of our concurrently announced proposed offerings is conditioned upon the closing of these acquisitions. The pending acquisitions are not conditioned upon the closing of any of these offerings. We intend to finance these acquisitions with the net proceeds from this offering and our concurrent public offerings of preferred stock and common stock. If one or more of the concurrent offerings are not consummated, we intend to finance these acquisitions with the net proceeds from this offering and borrowings under our revolving bank credit facility.

Pending Public Offerings. We are concurrently conducting separate public offerings of 2,000,000 shares of mandatory convertible preferred stock with a stated value of $500 million (plus up to an additional 300,000 shares to cover the option of the underwriters to purchase additional shares) and 20,000,000 shares of our common stock (plus up to an additional 3,000,000 shares to cover the option of the underwriters to purchase additional shares). This prospectus shall not be deemed an offer to sell or a solicitation of an offer to buy any of our preferred stock or common stock. There is no assurance that our concurrent public offerings will be completed or, if completed, that they will be completed for the amounts contemplated. The completion of this offering is not conditioned on the completion of our pending acquisitions or the completion of our concurrent public offerings of preferred stock or common stock.

The Offering

The summary below describes the principal terms of the notes. Some of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus contains a more detailed description of the terms and conditions of the notes.

Issuer	Chesapeake Energy Corporation.

Notes Offered	$500,000,000 in aggregate principal amount of % Senior Notes due 2013.

Maturity Date	, 2013.

Interest	Interest on the notes will accrue at an annual rate of %. Interest will be paid semi-annually in arrears on and of each year, commencing , 2006.

Guarantees

The notes will be unconditionally guaranteed, jointly and severally, by (i) each of our existing domestic subsidiaries, other than Nomac 100 Corp. and certain de minimus subsidiaries, and one of our foreign subsidiaries and (ii) each of our future domestic subsidiaries that guarantees any other indebtedness of us or a subsidiary guarantor in excess of $5 million. The guarantee will be released if we dispose of the subsidiary guarantor or it ceases to guarantee certain other indebtedness of us or any other subsidiary guarantor.

Ranking

The notes will be unsecured and will rank equally in right of payment to all of our existing and future senior indebtedness. The notes will rank senior in right of payment to all of our future subordinated indebtedness. Holders of our secured indebtedness have claims with respect to our assets constituting collateral for their indebtedness that are prior to your claim under the notes. In addition, the notes will be structurally subordinated to any indebtedness of a subsidiary that is not a subsidiary guarantor. Please read “Description of Notes—Ranking.”

As of March 31, 2006, we had approximately $6.5 billion in principal amount of senior indebtedness outstanding, of which $444 million was secured indebtedness under our revolving bank credit facility. After giving effect to this offering, our pending offerings of common stock and preferred stock and the ultimate application of net proceeds therefrom as described under “Use of Proceeds,” on a pro forma basis as of March 31, 2006, we would have had approximately $6.5 billion in principal amount of senior indebtedness outstanding, none of which would have been secured indebtedness. As of June 23, 2006, we had outstanding borrowings of $1.188 billion under our revolving bank credit facility. Nomac 100 Corp., which holds approximately $150 million in assets, is a guarantor of all of our other existing senior indebtedness, which will effectively rank senior to the notes with respect to the assets of Nomac 100 Corp.

Make-Whole Redemption	We may redeem some or all of the notes at any time prior to maturity by the payment of a make-whole premium described in the

“Description of Notes—Make-Whole Redemption” section of this prospectus.

Restrictive Covenants	The indenture governing the notes will contain covenants that limit our ability and our subsidiaries’ ability to:

•	incur certain secured indebtedness;

•	enter into sale-leaseback transactions; and

•	consolidate, merge or transfer assets.

The covenants are subject to a number of exceptions and qualifications. See “Description of Notes—Certain Covenants.”

Use of Proceeds

We expect the net proceeds to us from this offering, after deducting discounts to the underwriters and estimated expenses of the offering payable by us, to be approximately $491.6 million. We intend to use the net proceeds from this offering, together with the net proceeds from our pending public offerings of preferred stock and common stock to finance the purchase of our pending acquisitions, to pay related fees and expenses, to repay outstanding indebtedness under our revolving bank credit facility and for general corporate purposes, including to finance possible future acquisitions. Please see “Use of Proceeds.”

Book-Entry, Delivery and Form

Initially, the notes will be represented by one or more permanent global certificates in definitive, fully registered form deposited with a custodian for, and registered in the name of, a nominee of The Depository Trust Company.

Risk Factors

An investment in the notes involves certain risks that a potential investor should carefully evaluate prior to making an investment in the notes. Please read “Risk Factors” beginning on page 13.

Summary Consolidated Financial Data

The following tables set forth summary consolidated financial data as of and for each of the three years ended December 31, 2005, 2004 and 2003 and three months ended March 31, 2006 and 2005. This data was derived from our audited consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2005 and from our unaudited condensed consolidated financial statements included in our quarterly report on Form 10-Q for the three months ended March 31, 2006, each of which is incorporated by reference herein. The financial data below should be read together with, and is qualified in its entirety by reference to, our historical consolidated financial statements and the accompanying notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are set forth in such annual report on Form 10-K and quarterly report on Form 10-Q.

	Years Ended December 31,			Three Months Ended March 31,
	2005	2004	2003	2006	2005
	($ in thousands, except per share data)
Statement of Operations Data:
Revenues:
Oil and natural gas sales	$3,272,585	$1,936,176	$1,296,822	$1,510,821	$538,942
Marketing sales	1,392,705	773,092	420,610	404,367	244,508
Service operations revenue	—	—	—	29,379	—

Total revenues	4,665,290	2,709,268	1,717,432	1,944,567	783,450

Operating costs:
Production expenses	316,956	204,821	137,583	119,392	69,562
Production taxes	207,898	103,931	77,893	55,373	35,958
General and administrative expenses	64,272	37,045	23,753	28,791	12,067
Marketing expenses	1,358,003	755,314	410,288	391,360	237,276
Service operations expense	—	—	—	14,437	—
Oil and natural gas depreciation, depletion and amortization	894,035	582,137	369,465	304,957	180,968
Depreciation and amortization of other assets	50,966	29,185	16,793	23,872	10,082
Provision for legal settlements	—	4,500	6,402	—	—
Employee retirement expense	—	—	—	54,753	—

Total operating costs	2,892,130	1,716,933	1,042,177	992,935	545,913

Income from operations	1,773,160	992,335	675,255	951,632	237,537

Other income (expense):
Interest and other income	10,452	4,476	2,827	9,636	3,357
Interest expense	(219,800)	(167,328)	(154,356)	(72,658)	(43,128)
Loss on investment in Seven Seas	—	—	(2,015)	—	—
Loss on repurchases or exchanges of Chesapeake debt	(70,419)	(24,557)	(20,759)	—	(900)
Gain on sale of investment	—	—	—	117,396	—

Total other income (expense)	(279,767)	(187,409)	(174,303)	54,374	(40,671)

Income before income taxes and cumulative effect of accounting change	1,493,393	804,926	500,952	1,006,006	196,866
Income tax expense (benefit):
Current	—	—	5,000	—	—
Deferred	545,091	289,771	185,360	382,283	71,856

Total income tax expense (benefit)	545,091	289,771	190,360	382,283	71,856

Net income before cumulative effect of accounting change, net of tax	948,302	515,155	310,592	623,723	125,010
Cumulative effect of accounting change, net of income taxes of $1,464,000	—	—	2,389	—	—

Net Income	948,302	515,155	312,981	623,723	125,010
Preferred stock dividends	(41,813)	(39,506)	(22,469)	(18,812)	(5,463)
Loss on conversion/exchange of preferred stock	(26,874)	(36,678)	—	(1,009)	—

Net income available to common shareholders	$879,615	$438,971	$290,512	$603,902	$119,547

	Years Ended December 31,			Three Months Ended March 31,
	2005	2004	2003	2006	2005
	($ in thousands, except per share data)
Earnings per common share—basic:
Income before cumulative effect of accounting change	$2.73	$1.73	$1.36	$1.64	$0.39
Cumulative effect of accounting change	—	—	0.02	—	—

	$2.73	$1.73	$1.38	$1.64	$0.39

Earnings per common share—assuming dilution:
Income before cumulative effect of accounting change	$2.51	$1.53	$1.20	$1.44	$0.36
Cumulative effect of accounting change	—	—	0.01	—	—

	$2.51	$1.53	$1.21	$1.44	$0.36

Cash dividends declared per common share	$0.195	$0.170	$0.135	$0.050	$0.045

Cash Flow Data:
Cash provided by operating activities	$2,406,888	$1,432,274	$938,907	$967,458	$512,685
Cash used in investing activities	6,921,378	3,381,204	2,077,217	1,960,061	1,173,937
Cash provided by financing activities	4,567,621	1,915,245	931,254	970,862	654,356

Other Financial Data:
Ratio of earnings to fixed charges(1)(2)	5.6x	4.8x	4.0x	10.2x	3.8x
Ratio of earnings to fixed charges and preference dividends(1)(3)	4.6x	3.7x	3.3x	8.0x	3.4x

	As of December 31,			As of March 31,
	2005	2004	2003	2006	2005
	($ in thousands)
Balance Sheet Data:
Total assets	$16,118,462	$8,244,509	$4,572,291	$18,052,360	$9,343,411
Long-term debt, net of current maturities	5,489,742	3,075,109	2,057,713	6,320,915	3,718,679
Stockholders’ equity	6,174,323	3,162,883	1,732,810	7,362,823	3,168,201

(1)	For purposes of determining the ratios of earnings to fixed charges and earnings to fixed charges and preference dividends, earnings are defined as net income before income taxes, cumulative effect of accounting changes, pretax gain or loss of equity investees, amortization of capitalized interest and fixed charges, less capitalized interest. Fixed charges consist of interest (whether expensed or capitalized and excluding the effect of unrealized gains or losses on interest rate derivatives), and amortization of debt expenses and discount or premium relating to any indebtedness. Preference dividends consist of preferred stock dividends “grossed up” to reflect the pre-tax amount.
(2)	The pro forma ratio of earnings to fixed charges after giving effect to this offering, our concurrent public offerings and the application of net proceeds from such offerings is 5.1x for the year ended December 31, 2005 and 9.4x for the three months ended March 31, 2006.
(3)	The pro forma ratio of earnings to fixed charges and preference dividends after giving effect to this offering, our concurrent public offerings and the application of net proceeds from such offerings is 3.9x for the year ended December 31, 2005 and 7.0x for the three months ended March 31, 2006.

Summary Reserve Information

The following table sets forth our estimated proved reserves and the present value of the proved reserves as of December 31, 2005 (based on our weighted average wellhead prices at December 31, 2005 of $56.41 per barrel of oil and $8.76 per mcf of natural gas). These prices were based on the cash spot prices for oil and natural gas at December 31, 2005.

	Oil (mbbl)	Gas (mmcf)	Gas Equivalent (mmcfe)	Percent of Proved Reserves	Present Value ($ in thousands)
Mid-Continent	48,915	3,504,653	3,798,216	51%	$11,308,766
South Texas and Texas Gulf Coast	3,308	602,551	622,399	8	2,459,379
Ark-La-Tex and Barnett Shale	6,379	1,030,962	1,069,236	14	3,551,565
Permian	39,126	457,811	692,570	9	2,040,175
Appalachia	1,094	1,289,919	1,296,482	17	3,462,744
Other	4,501	14,858	41,787	1	110,965

Total	103,323	6,900,754	7,520,690	100%	$22,933,594	(1)

(1)	The standardized measure of discounted future net cash flows at December 31, 2005 was $16.0 billion.

As of December 31, 2005, the present value of our proved developed reserves as a percentage of total proved reserves was 71%, and the volume of our proved developed reserves as a percentage of total proved reserves was 65%. Natural gas reserves accounted for 92% of the volume of total proved reserves at December 31, 2005.

Future prices and costs may be materially higher or lower than the prices and costs as of the date of any estimate. A change in price of $0.10 per mcf for natural gas and $1.00 per barrel for oil would result in a change in our December 31, 2005 present value of estimated future net revenue of proved reserves of approximately $315 million and $50 million, respectively.

Summary Production, Sales, Prices and Expenses Data

The following table sets forth certain information regarding the production volumes, oil and natural gas sales, average sales prices received and expenses associated with sales of natural gas and oil for the periods indicated:

	Years Ended December 31,			Three Months Ended March 31,
	2005	2004	2003	2006	2005
Net Production:
Oil (mbbl)	7,698	6,764	4,665	2,116	1,746
Natural gas (mmcf)	422,389	322,009	240,366	124,056	94,131
Natural gas equivalent (mmcfe)	468,577	362,593	268,356	136,752	104,607
Oil and Natural Gas Sales ($ in thousands):
Oil sales	$401,845	$260,915	$132,630	$124,667	$79,944
Oil derivatives—realized gains (losses)	(34,132)	(69,267)	(12,058)	(3,808)	(7,067)
Oil derivatives—unrealized gains (losses)	4,374	3,454	(9,440)	(1,335)	(12,842)

Total oil sales	$372,087	$195,102	$111,132	$119,524	$60,035

Natural gas sales	$3,231,286	$1,789,275	$1,171,050	$940,318	$535,777
Natural gas derivatives—realized gains (losses)	(367,551)	(85,634)	(5,331)	252,029	47,415
Natural gas derivatives—unrealized gains (losses)	36,763	37,433	19,971	198,950	(104,285)

Total natural gas sales	$2,900,498	$1,741,074	$1,185,690	$1,391,297	$478,907

Total oil and natural gas sales	$3,272,585	$1,936,176	$1,296,822	$1,510,821	$538,942

Average Sales Price: (excluding gains (losses) on derivatives):
Oil ($ per bbl)	$52.20	$38.57	$28.43	$58.92	$45.79
Natural gas ($ per mcf)	$7.65	$5.56	$4.87	$7.58	$5.69
Natural gas equivalent ($ per mcfe)	$7.75	$5.65	$4.86	$7.79	$5.89
Average Sales Price: (excluding unrealized gains (losses) on derivatives):
Oil ($ per bbl)	$47.77	$28.33	$25.85	$57.12	$41.74
Natural gas ($ per mcf)	$6.78	$5.29	$4.85	$9.61	$6.20
Natural gas equivalent ($ per mcfe)	$6.90	$5.23	$4.79	$9.60	$6.27
Expenses ($ per mcfe):
Production expenses	$0.68	$0.56	$0.51	$0.87	$0.66
Production taxes	$0.44	$0.29	$0.29	$0.40	$0.34
General and administrative expenses	$0.14	$0.10	$0.09	$0.21	$0.12
Oil and natural gas depreciation, depletion and amortization	$1.91	$1.61	$1.38	$2.23	$1.73
Depreciation and amortization of other assets	$0.11	$0.08	$0.06	$0.17	$0.10
Interest expense(1)	$0.47	$0.45	$0.55	$0.52	$0.44

(1)	Includes the effects of realized gains or (losses) from hedging, but does not include the effects of unrealized gains or (losses) from hedging.

RISK FACTORS

In addition to the other information set forth elsewhere or incorporated by reference in this prospectus, the following factors relating to our company and the offering should be considered carefully before making an investment in the notes offered hereby.

Risks Relating to Our Business

Oil and gas prices are volatile. A decline in prices could adversely affect our financial position, financial results, cash flows, access to capital and ability to grow.

Our revenues, operating results, profitability and future rate of growth depend primarily upon the prices we receive for the oil and gas we sell. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The amount we can borrow from banks is subject to periodic redeterminations based on prices specified by our bank group at the time of redetermination. In addition, we may have ceiling test write-downs in the future if prices fall significantly.

Historically, the markets for oil and gas have been volatile and they are likely to continue to be volatile. Wide fluctuations in oil and gas prices may result from relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and other factors that are beyond our control, including:

•	worldwide and domestic supplies of oil and gas;

•	weather conditions;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the proximity and capacity of natural gas pipelines and other transportation facilities;

•	the price and level of foreign imports;

•	domestic and foreign governmental regulations and taxes;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	political instability or armed conflict in oil-producing regions; and

•	overall domestic and global economic conditions.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil and gas price movements with any certainty. Declines in oil and natural gas prices would not only reduce revenue, but could reduce the amount of oil and gas that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves. Further, oil and gas prices do not necessarily move in tandem. Because approximately 92% of our reserves at December 31, 2005 are natural gas reserves, we are more affected by movements in natural gas prices.

Our level of indebtedness and preferred stock may adversely affect operations and limit our growth, and we may have difficulty making debt service payments on our indebtedness as such payments become due.

As of March 31, 2006, we had long-term indebtedness of approximately $6.3 billion, with $444 million of outstanding borrowings drawn under our revolving bank credit facility. Our long-term indebtedness represented 46% of our total book capitalization at March 31, 2006. We expect to continue to be highly leveraged in the foreseeable future.

Our level of indebtedness and preferred stock affects our operations in several ways, including the following:

•	a portion of our cash flows from operating activities must be used to service our indebtedness and pay dividends on our preferred stock and is not available for other purposes;

•	we may be at a competitive disadvantage as compared to similar companies that have less debt;

•	the covenants contained in the agreements governing our outstanding indebtedness and future indebtedness may limit our ability to borrow additional funds, pay dividends and make certain investments and may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

•	additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes may have higher costs and more restrictive covenants;

•	changes in the credit ratings of our debt may negatively affect the cost, terms, conditions and availability of future financing, and lower ratings will increase the interest rate and fees we pay on our revolving bank credit facility; and

•	we may be more vulnerable to general adverse economic and industry conditions.

We may incur additional debt, including significant secured indebtedness, or issue additional series of preferred stock in order to make future acquisitions or to develop our properties. A higher level of indebtedness and/or additional preferred stock increases the risk that we may default on our obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness depends on our future performance. General economic conditions, oil and gas prices and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flow to pay the interest on our debt, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions, the value of our assets and our performance at the time we need capital.

In addition, our bank borrowing base is subject to periodic redetermination. A lowering of our borrowing base could require us to repay indebtedness in excess of the borrowing base, or we might need to further secure the lenders with additional collateral.

Competition in the oil and natural gas industry is intense, and many of our competitors have greater financial and other resources than we do.

We operate in the highly competitive areas of oil and natural gas acquisition, development, exploitation, exploration and production. We face intense competition from both major and other independent oil and natural gas companies in each of the following areas:

•	seeking to acquire desirable producing properties or new leases for future exploration; and

•	seeking to acquire the equipment and expertise necessary to develop and operate our properties.

Many of our competitors have financial and other resources substantially greater than ours, and some of them are fully integrated oil companies. These companies may be able to pay more for development prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Our ability to develop and exploit our oil and natural gas properties and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

Significant capital expenditures are required to replace our reserves.

Our exploration, development and acquisition activities require substantial capital expenditures. Historically, we have funded our capital expenditures through a combination of cash flows from operations, our revolving bank credit facility and debt and equity issuances. Future cash flows are subject to a number of variables, such as the level of production from existing wells, prices of oil and gas, and our success in developing and producing new reserves. If revenue were to decrease as a result of lower oil and gas prices or decreased production, and our access to capital were limited, we would have a reduced ability to replace our reserves. If our cash flow from operations is not sufficient to fund our capital expenditure budget, we may not be able to access additional bank debt, debt or equity or other methods of financing on an economic basis to meet these requirements.

If we are not able to replace reserves, we may not be able to sustain production.

Our future success depends largely upon our ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Unless we replace the reserves we produce through successful development, exploration or acquisition activities, our proved reserves and production will decline over time. In addition, approximately 35% of our total estimated proved reserves (by volume) at December 31, 2005 were undeveloped. By their nature, estimates of undeveloped reserves are less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. Our reserve estimates reflect that our production rate on producing properties will decline approximately 24% from 2006 to 2007. Thus, our future oil and natural gas reserves and production and, therefore, our cash flow and income are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves.

The actual quantities and present value of our proved reserves may prove to be lower than we have estimated.

This prospectus and the documents incorporated by reference herein contain estimates of our proved reserves and the estimated future net revenues from our proved reserves. These estimates are based upon various assumptions, including assumptions required by the SEC relating to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and gas reserves is complex. The process involves significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise.

Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves most likely will vary from these estimates. Such variations may be significant and could materially affect the estimated quantities and present value of our proved reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond our control. Our properties may also be susceptible to hydrocarbon drainage from production by operators on adjacent properties.

At December 31, 2005, approximately 35% of our estimated proved reserves (by volume) were undeveloped. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. These reserve estimates include the assumption that we will make significant capital expenditures to develop the reserves, including approximately $1.8 billion in 2006. You should be aware that the estimated costs may not be accurate, development may not occur as scheduled and results may not be as estimated.

You should not assume that the present values referred to in this prospectus and the documents incorporated by reference herein represent the current market value of our estimated oil and gas reserves. In accordance with SEC requirements, the estimates of our present values are based on prices and costs as of the date of the estimates. The December 31, 2005 present value is based on weighted average oil and natural gas wellhead prices of

$56.41 per barrel of oil and $8.76 per mcf of natural gas. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of an estimate.

Any changes in consumption by oil and natural gas purchasers or in governmental regulations or taxation will also affect actual future net cash flows.

The timing of both the production and the expenses from the development and production of oil and gas properties will affect both the timing of actual future net cash flows from our proved reserves and their present value. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most accurate discount factor. The effective interest rate at various times and the risks associated with our business or the oil and natural gas industry in general will affect the accuracy of the 10% discount factor.

Acquisitions may prove to be worth less than we paid because of uncertainties in evaluating recoverable reserves and potential liabilities.

Our recent growth is due in large part to acquisitions of exploration and production companies, producing properties and undeveloped leasehold. We expect acquisitions will also contribute to our future growth. Successful acquisitions require an assessment of a number of factors, including estimates of recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform a review of the acquired properties which we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every well. Even when we inspect a well, we do not always discover structural, subsurface and environmental problems that may exist or arise. We are generally not entitled to contractual indemnification for preclosing liabilities, including environmental liabilities. Normally, we acquire interests in properties on an “as is” basis with limited remedies for breaches of representations and warranties. As a result of these factors, we may not be able to acquire oil and gas properties that contain economically recoverable reserves or be able to complete such acquisitions on acceptable terms.

As new owners, we may not effectively consolidate and integrate acquired operations, particularly when we make significant acquisitions outside our historical operating areas.

Significant acquisitions present operational and administrative challenges that may prove more difficult than anticipated. The failure to consolidate functions and integrate procedures, personnel and operations in an effective and timely manner may adversely affect our business and results of operations, at least temporarily. Significant acquisitions can change the nature of our operations and business depending upon the character of the acquired properties, which may have substantially different operating and geological characteristics or be in different geographic locations than our existing properties. To the extent that we acquire properties substantially different from the properties in our primary operating areas or acquire properties that require different technical expertise, we may not be able to realize the economic benefits of these acquisitions as efficiently as in our prior acquisitions.

Exploration and development drilling may not result in commercially productive reserves.

We do not always encounter commercially productive reservoirs through our drilling operations. The new wells we drill or participate in may not be productive and we may not recover all or any portion of our investment in wells we drill or participate in. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or gas is present or may be produced economically. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Our efforts will be unprofitable if we drill dry wells or wells that are productive but do not produce enough reserves to return a profit after drilling, operating and other costs. Further, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	increases in the cost of, or shortages or delays in the availability of, drilling rigs and equipment;

•	unexpected drilling conditions;

•	title problems;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions; and

•	compliance with environmental and other governmental requirements.

Future price declines may result in a write-down of our asset carrying values.

We utilize the full cost method of accounting for costs related to our oil and gas properties. Under this method, all such costs (for both productive and nonproductive properties) are capitalized and amortized on an aggregate basis over the estimated lives of the properties using the unit-of-production method. However, these capitalized costs are subject to a ceiling test which limits such pooled costs to the aggregate of the present value of future net revenues attributable to proved oil and natural gas reserves discounted at 10% plus the lower of cost or market value of unproved properties. The full cost ceiling is evaluated at the end of each quarter using the prices for oil and gas at that date, adjusted for the impact of derivatives accounted for as cash flow hedges. A significant decline in oil and gas prices from current levels, or other factors, without other mitigating circumstances, could cause a future writedown of capitalized costs and a non-cash charge against future earnings.

Our hedging activities may reduce the realized prices received for our oil and natural gas sales and require us to provide collateral for hedging liabilities.

In order to manage our exposure to price volatility in marketing our oil and gas, we enter into oil and gas price risk management arrangements for a portion of our expected production. Commodity price hedging may limit the prices we actually realize and therefore reduce oil and natural gas revenues in the future. The fair value of our oil and gas derivative instruments outstanding as of March 31, 2006 was an asset of approximately $43.5 million. In addition, our commodity price risk management transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

•	our production is less than expected;

•	there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement; or

•	the counterparties to our contracts fail to perform under the contracts.

All but two of our commodity price risk management counterparties require us to provide assurances of performance in the event that the counterparties’ mark-to-market exposure to us exceeds certain levels. Most of these arrangements allow us to minimize the potential liquidity impact of significant mark-to-market fluctuations by making collateral allocations from our revolving bank credit facility or directly pledging oil and natural gas properties rather than posting cash or letters of credit with the counterparties. As of March 31, 2006, we were required to post a total of $50 million of collateral with our counterparties through letters of credit issued under our revolving bank credit facility, in addition to collateral allocations and pledges of oil and natural gas properties, with respect to commodity price risk management transactions. As of June 23, 2006, we had outstanding transactions with twelve counterparties, seven of which hold collateral allocations from our bank facility or liens against certain oil and natural gas properties under our secured hedging facilities, and two of which do not require us to provide security for our risk management transactions. We were not required to post cash or letters of credit with the remaining three counterparties as of June 23, 2006. Future collateral requirements are uncertain and will depend on the arrangements with our counterparties and highly volatile natural gas and oil prices.

Lower oil and gas prices could negatively impact our ability to borrow.

Our revolving bank credit facility limits our borrowings to the lesser of the borrowing base (currently $2.5 billion) and the total commitments (currently $2.0 billion). The borrowing base is determined periodically at the discretion of the banks and is based in part on oil and natural gas prices. Additionally, some of our indentures contain covenants limiting our ability to incur indebtedness in addition to that incurred under our revolving bank credit facility. These indentures limit our ability to incur additional indebtedness unless we meet one of two alternative tests. The first alternative is based on our adjusted consolidated net tangible assets (as defined in all of our indentures), which is determined using discounted future net revenues from proved oil and natural gas reserves as of the end of each year. The second alternative is based on the ratio of our adjusted consolidated EBITDA (as defined in the relevant indentures) to our adjusted consolidated interest expense over a trailing twelve-month period. As of the date of this prospectus, we are permitted to incur significant additional indebtedness under both of these debt incurrence tests. Lower oil and gas prices in the future could reduce our adjusted consolidated EBITDA, as well as our adjusted consolidated net tangible assets, and thus could reduce our ability to incur additional indebtedness.

Oil and natural gas drilling and producing operations can be hazardous and may expose us to environmental liabilities.

Oil and natural gas operations are subject to many risks, including well blowouts, cratering and explosions, pipe failure, fires, formations with abnormal pressures, uncontrollable flows of oil, natural gas, brine or well fluids, and other environmental hazards and risks. Our drilling operations involve risks from high pressures and from mechanical difficulties such as stuck pipes, collapsed casings and separated cables. If any of these risks occurs, we could sustain substantial losses as a result of:

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources and equipment;

•	pollution or other environmental damage;

•	clean-up responsibilities;

•	regulatory investigations and administrative, civil and criminal penalties; and

•	injunctions resulting in limitation or suspension of operations.

There is inherent risk of incurring significant environmental costs and liabilities in our exploration and production operations due to our generation, handling, and disposal of materials including wastes and petroleum hydrocarbons. We may incur joint and several, strict liability under applicable federal and state environmental laws in connection with releases of petroleum hydrocarbons and wastes on, under or from our leased or owned properties, some of which have been used for oil and natural gas exploration and production activities for a number of years, oftentimes by third parties not under our control. While we may maintain insurance against some, but not all, of the risks described above, our insurance may not be adequate to cover casualty losses or liabilities. Also, in the future we may not be able to obtain insurance at premium levels that justify its purchase.

Risks Related to the Notes

Holders of the notes will be effectively subordinated to all of our and our subsidiaries’ secured indebtedness.

Holders of our secured indebtedness, which is comprised primarily of the indebtedness under our revolving bank credit facility, have claims with respect to our assets constituting collateral for their indebtedness that are prior to your claims under the notes. In the event of a default on the notes or our bankruptcy, liquidation or reorganization, those assets would be available to satisfy obligations with respect to the indebtedness secured thereby before any payment could be made on the notes. Accordingly, the secured indebtedness would effectively be senior to the notes to the extent of the value of the collateral securing the indebtedness. While the indenture governing the notes places some limitations on our ability to create liens, there are significant exceptions to these limitations, including with respect to sale and leaseback transactions, that will allow us to secure indebtedness without equally and ratably securing the notes. To the extent the value of the collateral is not sufficient to satisfy the secured indebtedness, the holders of that indebtedness would be entitled to share with the holders of the notes and the holders of other claims against us with respect to our other assets. In addition, in certain circumstances a subsidiary may not be required to be, or may be delayed in becoming, a Subsidiary Guarantor. The notes will be structurally subordinated to any indebtedness of a subsidiary that is not a Subsidiary Guarantor.

A guarantee could be voided if the guarantor fraudulently transferred the guarantee at the time it incurred the indebtedness, which could result in the noteholders being able to rely on only us to satisfy claims.

Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee can be voided, or claims under a guarantee may be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	intended to hinder, delay or defraud any present or future creditor or received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee;

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

In addition, any payment by that guarantor under a guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the governing law. Generally, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they became absolute and mature; or

•	it could not pay its debts as they became due.

On the basis of historical financial information, recent operating history and other factors, we believe that the subsidiary guarantees are being incurred for proper purposes and in good faith and that each subsidiary guarantor, after giving effect to its guarantee of the notes, will not be insolvent, have unreasonably small capital for the business in which it is engaged or have incurred debts beyond its ability to pay those debts as they mature. We cannot be certain, however, that a court would agree with our conclusions in this regard.

You may find it difficult to sell your notes.

The notes will constitute a new issue of securities with no established public market. Although the underwriters have indicated that they intend to make a market in the notes, they are not obligated to do so and any of their market making activities may be terminated or limited at any time. In addition, although we have registered the offer and sale of the notes under the Securities Act of 1933 and intend to apply for a listing of the notes on the New York Stock Exchange, there can be no assurance as to the liquidity of markets that may develop for the notes, the ability of noteholders to sell their notes or the prices at which notes could be sold. The notes may trade at prices that are lower than their initial purchase price depending on many factors, including prevailing interest rates and the markets for similar securities. The liquidity of trading markets for the notes may also be adversely affected by general declines or disruptions in the markets for debt securities. Those market declines or disruptions could adversely affect the liquidity of and market for the notes independent of our financial performance or prospects. An active market for the notes may not develop or, if developed, may not continue. In the absence of an active trading market, you may not be able to transfer the notes within the time or at the price you desire.

The notes are not subject to a change-of-control put option and lack some covenants typically found in other comparably rated public debt securities.

Although the notes are rated below investment grade by both Standard & Poor’s and Moody’s Investors Service, they lack the protection for holders of a change-of-control put option and several financial and other restrictive covenants associated with several other series of our outstanding senior notes and typically associated with comparably rated public debt securities, including:

•	incurrence of additional indebtedness;

•	payment of dividends and other restricted payments;

•	sale of assets and the use of proceeds therefrom;

•	transactions with affiliates; and

•	dividend and other payment restrictions affecting subsidiaries.

USE OF PROCEEDS

We expect the net proceeds from this offering to be approximately $491.6 million, after deducting underwriters’ discounts and the estimated expenses of the offering payable by us. We intend to use the net proceeds from this offering, together with approximately $484.8 million in expected net proceeds from our pending public offering of preferred stock and $548.4 million in expected net proceeds from our pending public offering of common stock (each assuming no exercise of the underwriters’ option to purchase additional shares), to fund the purchase of our pending acquisitions and to pay related fees and expenses. Any remaining net proceeds will be used to repay borrowings under our revolving bank credit facility and for general corporate purposes, including funding our pending acreage acquisition in the Delaware Basin of West Texas, our pending drilling company acquisition and other possible future acquisitions. This offering, however, is not conditioned upon the closing of the pending acquisitions or the consummation of either of our pending public offerings of preferred stock and common stock. Should the pending public offerings be unsuccessful, we will finance our pending acquisitions with borrowings under our revolving bank credit facility. Affiliates of certain of the underwriters in this offering are lenders under our existing revolving bank credit facility and may receive a portion of the proceeds from this offering. See “Underwriting.”

CAPITALIZATION

The following table shows our unaudited capitalization as of March 31, 2006:

•	on a historical basis;

•	on a pro forma basis to reflect (i) the issuance of 5.2 million shares of our common stock in exchange for $83.2 million of our outstanding 4.125% Cumulative Convertible Preferred Stock on June 2, 2006, (ii) the issuance of 5.0 million shares of our common stock in exchange for $80.4 million of our outstanding 5.00% Cumulative Convertible Preferred Stock (Series 2003) on June 2, 2006 and (iii) the consummation of this offering;

•	on a pro forma basis to reflect the foregoing plus our pending public offering of 2,000,000 shares of mandatory convertible preferred stock with a stated value of $500.0 million and our pending public offering of 20,000,000 shares of common stock (assuming no exercise of the underwriters’ options to purchase additional shares). The completion of this offering is not conditioned on the completion of either concurrent offerings (which in turn are not conditioned on this offering); and

•	on a pro forma basis to reflect the foregoing plus the application of approximately $491.6 million in estimated net proceeds from this offering, $484.8 million in estimated net proceeds from our pending public offering of preferred stock and $548.4 million in estimated net proceeds from our pending public offering of common stock to fund our pending acquisitions and to pay related fees and expenses. This offering, the concurrent offering of preferred stock and the concurrent offering of common stock, however, are not conditioned upon the closing of our pending acquisitions. Any net proceeds available in the event our pending acquisitions are not consummated will be used to repay borrowings under our revolving bank credit facility and for general corporate purposes, including the funding of other possible future acquisitions. The following table does not give effect to our pending acreage acquisition in the Delaware Basin of West Texas or our pending drilling company acquisition.

This table should be read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes included in our annual report on Form 10-K for the year ended December 31, 2005, and our quarterly report on Form 10-Q for the quarter ended March 31, 2006, which are incorporated by reference herein.

	As of March 31, 2006
	Historical	Pro Forma for Exchanges and this Offering	Pro Forma for Exchanges and all Offerings	Pro Forma for Exchanges, Offerings and Acquisitions
	(in thousands)
Cash and cash equivalents	$38,286	$85,911	$1,119,036	$187,036

Long-term debt:
Revolving bank credit facility	$444,000	$—	$—	$—
7.500% Senior Notes due 2013	363,823	363,823	363,823	363,823
% Senior Notes due 2013	—	500,000	500,000	500,000
7.000% Senior Notes due 2014	300,000	300,000	300,000	300,000
7.500% Senior Notes due 2014	300,000	300,000	300,000	300,000
7.750% Senior Notes due 2015	300,408	300,408	300,408	300,408
6.375% Senior Notes due 2015	600,000	600,000	600,000	600,000
6.625% Senior Notes due 2016	600,000	600,000	600,000	600,000
6.875% Senior Notes due 2016	670,437	670,437	670,437	670,437
6.500% Senior Notes due 2017	1,100,000	1,100,000	1,100,000	1,100,000
6.250% Senior Notes due 2018	600,000	600,000	600,000	600,000
6.875% Senior Notes due 2020	500,000	500,000	500,000	500,000
2.750% Contingent Convertible Senior Notes due 2035	690,000	690,000	690,000	690,000
Interest rate derivatives	(48,817)	(48,817)	(48,817)	(48,817)
Discount, net of premium, on Senior Notes	(98,936)	(98,936)	(98,936)	(98,936)

Total long-term debt	$6,320,915	$6,376,915	$6,376,915	$6,376,915
Stockholders’ equity:
Preferred stock, $0.01 par value, 20,000,000 authorized:
5.00% Cumulative Convertible Preferred Stock (Series 2003), 842,673 shares (38,625 shares pro forma) issued and outstanding, entitled in liquidation to $84.3 million ($3.9 million pro forma)	84,267	3,862	3,862	3,862
4.125% Cumulative Convertible Preferred Stock, 86,310 shares (3,065 shares pro forma) issued and outstanding, entitled in liquidation to $86.3 million ($3.1 million pro forma)	86,310	3,065	3,065	3,065
5.00% Cumulative Convertible Preferred Stock (Series 2005), 4,600,000 shares issued and outstanding, entitled in liquidation to $460.0 million	460,000	460,000	460,000	460,000
4.50% Cumulative Convertible Preferred Stock, 3,450,000 shares issued and outstanding, entitled in liquidation to $345.0 million	345,000	345,000	345,000	345,000
5.00% Cumulative Convertible Preferred Stock (Series 2005B), 5,750,000 shares issued and outstanding, entitled in liquidation to $575.0 million	575,000	575,000	575,000	575,000
% Mandatory Convertible Preferred Stock, 2,000,000 shares issued and outstanding, entitled in liquidation to $500.0 million	—	—	500,000	500,000
Common Stock, $0.01 par value, 500,000,000 shares authorized, 387,352,930 issued and outstanding (397,573,842 shares pro forma for the exchanges and 417,573,842 shares pro forma our concurrent offerings)	3,874	3,976	4,176	4,176
Paid-in capital	3,916,507	4,080,055	4,612,980	4,612,980
Retained earnings	1,687,214	1,687,214	1,687,214	1,687,214
Accumulated other comprehensive income (loss), net of tax of ($141,357,000)	230,635	230,635	230,635	230,635
Less: treasury stock, at cost; 5,320,124 common shares	(25,984)	(25,984)	(25,984)	(25,984)

Total stockholders’ equity	$7,362,823	$7,362,823	$8,395,948	$8,395,948

Total capitalization	$13,683,738	$13,739,738	$14,772,863	$14,772,863

DESCRIPTION OF NOTES

Chesapeake Energy Corporation will issue the notes offered hereby (the “Notes”) under an indenture to be dated as of                     , 2006 (the “Indenture”), among the Company, as issuer, the Subsidiary Guarantors, as guarantors, and The Bank of New York Trust Company, N.A., as trustee (the “Trustee”). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”).

The following description is only a summary of the material provisions of the Notes and the Indenture. These descriptions do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the Notes and the Indenture. You may request copies of the Indenture at our address set forth under the heading “Where You Can Find More Information.”

Certain terms used in this description are defined under the subheading “—Certain Definitions.” In this description, the words “Company” and “we” refer only to Chesapeake Energy Corporation and not to any of its subsidiaries.

General

The Company will issue the Notes initially with a maximum aggregate principal amount of $500 million. The Company is permitted to issue additional Notes under the Indenture in an unlimited aggregate principal amount (“Add-On Notes”). Any Add-On Notes that are actually issued will be treated as issued and outstanding Notes (as the same class as the initial Notes) for all purposes of the Indenture and this “Description of Notes,” unless the context indicates otherwise. Each Note will mature on                      , 2013 and will bear interest at the rate of interest per annum indicated on the cover page of this prospectus.

Interest on the Notes issued in this offering will accrue from the Issue Date at an annual rate of             %, payable semi-annually in arrears on                       and                       of each year, commencing                      , 2006. We will make each interest payment to the holders of record of the Notes at the close of business on the                       or                       preceding such interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. Principal, premium, if any, and interest will be payable at the offices of the Trustee and the paying agent, provided that, at the option of the Company, payment of interest on Notes not in global form may be made by check mailed to the address of the Person entitled thereto as it appears in the register of the Notes maintained by the registrar. Initially, the Trustee will also act as paying agent and registrar for the Notes.

The Notes are unsecured senior obligations of the Company. The Notes rank pari passu in right of payment with all existing and future Senior Indebtedness of the Company and rank senior in right of payment to all future Subordinated Indebtedness of the Company.

Guarantees

On the Issue Date, all the existing domestic subsidiaries, other than certain de minimus subsidiaries and Nomac 100 Corp., which holds approximately $150 million in assets, and one foreign subsidiary of the Company will fully and unconditionally guarantee, on a joint and several basis, the Company’s obligations to pay principal of, premium, if any, and interest on the Notes. The Indenture provides that each Person that becomes a domestic Subsidiary after the Issue Date and guarantees any other Indebtedness of the Company or a Subsidiary Guarantor in excess of a De Minimis Guaranteed Amount will guarantee the payment of the Notes within 180 days after the later of (i) the date it becomes a domestic Subsidiary and (ii) the date it guarantees such other Indebtedness, provided that no guarantee shall be required if the Subsidiary merges into the Company or an existing Subsidiary Guarantor and the surviving entity remains a Subsidiary Guarantor. Nomac 100 Corp. is a guarantor of all of our existing senior indebtedness. Accordingly, such other indebtedness will effectively rank senior to the Notes with respect to the assets of Nomac 100 Corp.

The obligations of each Subsidiary Guarantor under its Guarantee will be limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance or fraudulent transfer under federal, state or foreign law. Each Subsidiary Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Subsidiary Guarantor in a pro rata amount based on the respective net assets of each Subsidiary Guarantor at the time of such payment determined in accordance with GAAP.

If a Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor’s liability on its Guarantee could be reduced to zero. Please read “Risk Factors—Risks Related to the Notes—A guarantee could be voided if the guarantor fraudulently transferred the guarantee at the time it incurred the indebtedness, which could result in the noteholders being able to rely on only us to satisfy claims.”

Subject to the next succeeding paragraph, no Subsidiary Guarantor may consolidate or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person) another Person unless:

(1) the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor under the Indenture and the Notes pursuant to a supplemental indenture, in a form reasonably satisfactory to the Trustee, and

(2) immediately after such transaction, no Default or Event of Default exists.

The preceding does not prohibit a merger between Subsidiary Guarantors or a merger between the Company and a Subsidiary Guarantor.

In the event of a sale or other disposition of all or substantially all of the assets of any Subsidiary Guarantor, or a sale or other disposition of all the Capital Stock of such Subsidiary Guarantor, in any case whether by way of merger, consolidation or otherwise, then such Subsidiary Guarantor (in the event of a sale or other disposition by way of such a merger, consolidation or otherwise, of all of the Capital Stock of such Subsidiary Guarantor) or the Person acquiring the assets (in the event of a sale or other disposition of all or substantially all of the assets of such Subsidiary Guarantor) will be released and relieved of any obligations under its Guarantee. Further, a Subsidiary Guarantor will be released and relieved from any obligations under its Guarantee if it ceases to guarantee any other Indebtedness of the Company or any other Subsidiary Guarantor other than a De Minimis Guaranteed Amount.

Ranking

Senior Indebtedness versus Notes. The Indebtedness evidenced by the Notes and the Guarantees will be unsecured and will rank pari passu in right of payment to all Senior Indebtedness of the Company and the Subsidiary Guarantors, as the case may be.

As of March 31, 2006, the Company and the Subsidiary Guarantors had approximately $6.5 billion in principal amount of Senior Indebtedness outstanding, of which $444 million was secured indebtedness under our revolving bank credit facility. Upon completion of this offering, our pending offerings of preferred stock and common stock and the ultimate application of the net proceeds therefrom as described under “Use of Proceeds,” we would have had, on a pro forma basis as adjusted as of March 31, 2006, approximately $6.5 billion in principal amount of Senior Indebtedness outstanding, none of which would have been secured. If our pending acquisitions were paid for entirely with debt, we would expect to have long-term indebtedness of approximately $7.3 billion immediately following the acquisition. As of June 23, 2006, we had outstanding borrowings of $1.188 billion under our revolving bank credit facility.

The Notes will be unsecured obligations of the Company. Secured debt and other secured obligations of the Company and the Subsidiary Guarantors (including obligations with respect to our revolving bank credit facility) will be effectively senior to the Notes to the extent of the value of the assets securing such debt or other obligations.

Liabilities of Subsidiaries versus Notes. A substantial portion of the Company’s operations is conducted through its subsidiaries. Claims of creditors of any subsidiaries that are not Subsidiary Guarantors, including trade creditors and creditors holding indebtedness or guarantees issued by such subsidiaries, and claims of preferred stockholders of such subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over the claims of the Company’s creditors, including holders of the Notes. Accordingly, the Notes will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of the Company’s subsidiaries that are not Subsidiary Guarantors. As of the Issue Date, all of the Company’s existing domestic subsidiaries and one of the Company’s foreign subsidiaries will be Subsidiary Guarantors.

Although the Indenture limits the incurrence of certain secured Indebtedness of Company’s subsidiaries, such limitations are subject to a number of significant qualifications and the Indenture does not limit the incurrence of unsecured Indebtedness.

Make-Whole Redemption

At any time prior to the Maturity Date, the Company may, at its option, redeem all or any portion of the Notes at the Make-Whole Price plus accrued and unpaid interest to the date of redemption.

Certain Covenants

The following restrictive covenants will be applicable to the Company and its Subsidiaries.

Limitation on Liens. The Company will not, and will not permit any Subsidiary to, create, incur or assume any Indebtedness secured by any Liens (other than Permitted Liens) upon any of the properties of the Company or any Subsidiary, unless the Notes or a Guarantee are equally and ratably secured; provided that if such Indebtedness is expressly subordinated to the Notes or a Guarantee, the Lien securing such Indebtedness will be subordinated and junior to the Lien securing the Notes or such Guarantee.

Limitation on Sale/Leaseback Transactions. The Company will not, and will not permit any Subsidiary to, enter into any Sale/Leaseback Transaction with any Person (other than the Company or any other Subsidiary) unless:

(1) the Company or such Subsidiary would be entitled to incur secured Indebtedness, in a principal amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction in accordance with the covenant captioned “—Limitation on Liens”; or

(2) the Company or such Subsidiary receives proceeds from such Sale/Leaseback Transaction at least equal to the fair market value thereof (as determined in good faith by the Company’s Board of Directors, whose determination in good faith, evidenced by a resolution of such Board, shall be conclusive) and such proceeds are applied in accordance with the following two paragraphs:

The Company may apply Net Available Proceeds from such Sale/Leaseback Transaction, within 365 days following the receipt of Net Available Proceeds from the Sale/Leaseback Transaction, to:

(1) the repayment of Indebtedness of the Company or a Subsidiary under Credit Facilities or other Senior Indebtedness, including any mandatory redemption or repurchase or make-whole redemption of the Existing Notes or the Notes;

(2) make an Investment in assets used in the Oil and Gas Business; or

(3) develop by drilling the Company’s oil and gas reserves.

If, upon completion of the 365-day period, any portion of the Net Available Proceeds shall not have been applied by the Company as described in clauses (1), (2) or (3) in the immediately preceding paragraph and such remaining Net Available Proceeds, together with any remaining net cash proceeds from any prior Sale/Leaseback Transaction (such aggregate constituting “Excess Proceeds”), exceed $40 million, then the Company will be obligated to make an offer (the “Net Proceeds Offer”) to purchase the Notes and any other Senior Indebtedness in respect of which such an offer to purchase is also required to be made concurrently with the Net Proceeds Offer having an aggregate principal amount equal to the Excess Proceeds (such purchase to be made on a pro rata basis if the amount available for such repurchase is less than the principal amount of the Notes and other such Senior Indebtedness tendered in such Net Proceeds Offer) at a purchase price of 100% of the principal amount thereof plus accrued interest to the date of repurchase. Upon the completion of the Net Proceeds Offer, the amount of Excess Proceeds will be reset to zero.

Within 15 days after the Company becomes obligated to make a Net Proceeds Offer (a “Net Proceeds Offer Triggering Event”), the Company will mail or cause to be mailed to all Holders on the date of the Net Proceeds Offer Triggering Event a notice (the “Offer Notice”) of the occurrence of such Net Proceeds Offer Triggering Event and of the Holders’ rights arising as a result thereof. The Offer Notice shall state, among other things:

(1) that the offer is being made pursuant to this covenant;

(2) that any Note not tendered will continue to accrue interest;

(3) that any Note accepted for payment pursuant to the offer shall cease to accrue interest on the payment date; and

(4) the instructions, consistent with this covenant, that a Holder must follow in order to have such Holder’s Notes purchased.

The Net Proceeds Offer will be deemed to have commenced upon mailing of the Offer Notice and will terminate 20 business days after its commencement, unless a longer offering period is required by law. Promptly after the termination of the offer, the Company will purchase and mail or deliver payment for all Notes tendered in response to the offer.

On the payment date, the Company will, to the extent lawful, (a) accept for payment Notes or portions thereof tendered pursuant to the Net Proceeds Offer, (b) deposit with the paying agent an amount equal to the payment in respect of all Notes or portions thereof so tendered and (c) deliver to the Trustee the Notes so accepted together with an officers’ certificate stating the Notes or portions thereof tendered to the Company. The paying agent will promptly mail or deliver to each Holder of Notes so accepted payment in an amount equal to the purchase price for such Notes, and the Trustee will promptly authenticate and mail or deliver to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any, provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof.

The Company will comply with Section 14 of the Exchange Act and the provisions of Regulation 14E and any other tender offer rules under the Exchange Act and any other federal and state securities laws, rules and regulations which may then be applicable to any Net Proceeds Offer.

During the period between any Sale/Leaseback Transaction and the application of the Net Available Proceeds therefrom in accordance with this covenant, all Net Available Proceeds shall be maintained in a segregated account and shall be invested in Permitted Financial Investments.

Limitations on Mergers and Consolidations. The Company will not consolidate or merge with or into any Person, or sell, convey, lease or otherwise dispose of all or substantially all of its assets to any Person, unless:

(1) the Person formed by or surviving such consolidation or merger (if other than the Company), or to which such sale, lease, conveyance or other disposition shall be made (collectively, the “Successor”), is a corporation, limited liability company or limited partnership organized and existing under the laws of the United States or any state thereof or the District of Columbia, or Canada or any province thereof, and the Successor assumes by supplemental indenture in a form satisfactory to the Trustee all of the obligations of the Company under the Indenture and under the Notes; provided, that unless the Successor is a corporation, a corporate co-issuer of the Notes will be added to the Indenture by such supplemental indenture; and

(2) immediately before and after giving effect to such transaction, no Event of Default shall have occurred and be continuing.

SEC Reports. Notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the SEC and provide the Trustee and Holders with annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act.

Certain Definitions

The following is a summary of certain defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms and for the definitions of capitalized terms used in this prospectus and not defined below.

“Adjusted Consolidated Net Tangible Assets” or “ACNTA” means, without duplication, as of the date of determination, (a) the sum of

(1) discounted future net revenue from proved oil and gas reserves of the Company and its Subsidiaries calculated in accordance with SEC guidelines before any state or federal income taxes, as estimated by petroleum engineers (which may include the Company’s internal engineers) in a reserve report prepared as of the end of the Company’s most recently completed fiscal year, as increased by, as of the date of determination, the discounted future net revenue of (A) estimated proved oil and gas reserves of the Company and its Subsidiaries attributable to any acquisition consummated since the date of such year-end reserve report and (B) estimated proved oil and gas reserves of the Company and its Subsidiaries attributable to extensions, discoveries and other additions and upward revisions of estimates of proved oil and gas reserves due to exploration, development or exploitation, production or other activities conducted or otherwise occurring since the date of such year-end reserve report which, in the case of sub-clauses (A) and (B), would, in accordance with standard industry practice, result in such increases as calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report), and decreased by, as of the date of determination, the discounted future net revenue of (C) estimated proved oil and gas reserves of the Company and its Subsidiaries produced or disposed of since the date of such year-end reserve report and (D) reductions in the estimated oil and gas reserves of the Company and its Subsidiaries since the date of such year-end reserve report attributable to downward revisions of estimates of proved oil and gas reserves due to exploration, development or exploitation, production or other activities conducted or otherwise occurring since the date of such year-end reserve report which, in the case of sub-clauses (C) and (D) would, in accordance with standard industry practice, result in such decreases as calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report); provided that, in the case of each of the determinations made pursuant to clauses (A) through (D), such increases and decreases shall be as estimated by the Company’s engineers,

(2) the capitalized costs that are attributable to oil and gas properties of the Company and its Subsidiaries to which no proved oil and gas reserves are attributable, based on the Company’s books and records as of a date no earlier than the date of the Company’s latest annual or quarterly financial statements,

(3) the Net Working Capital on a date no earlier than the date of the Company’s latest annual or quarterly financial statements and

(4) the greater of (A) the net book value on a date no earlier than the date of the Company’s latest annual or quarterly financial statements and (B) the appraised value, as estimated by independent appraisers, of other tangible assets (including Investments in unconsolidated Subsidiaries) of the Company and its Subsidiaries, as of a date no earlier than the date of the Company’s latest audited financial statements, minus (b) the sum of

(1) minority interests,

(2) any gas balancing liabilities of the Company and its Subsidiaries reflected as a long-term liability in the Company’s latest annual or quarterly financial statements,

(3) the discounted future net revenue, calculated in accordance with SEC guidelines (utilizing the prices utilized in the Company’s year-end reserve report), attributable to reserves which are required to be delivered to third parties to fully satisfy the obligations of the Company and its Subsidiaries with respect to Volumetric Production Payments on the schedules specified with respect thereto,

(4) the discounted future net revenue, calculated in accordance with SEC guidelines, attributable to reserves subject to Dollar-Denominated Production Payments which, based on the estimates of production included in determining the discounted future net revenue specified in (a)(1) above (utilizing the same prices utilized in the Company’s year-end reserve report), would be necessary to fully satisfy the payment obligations of the Company and its Subsidiaries with respect to Dollar-Denominated Production Payments on the schedules specified with respect thereto and

(5) the discounted future net revenue, calculated in accordance with SEC guidelines (utilizing the same prices utilized in the Company’s year-end reserve report), attributable to reserves subject to participation interests, overriding royalty interests or other interests of third parties, pursuant to participation, partnership, vendor financing or other agreements then in effect, or which otherwise are required to be delivered to third parties.

If the Company changes its method of accounting from the full cost method to the successful efforts method or a similar method of accounting, ACNTA will continue to be calculated as if the Company were still using the full cost method of accounting.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person directly or indirectly, whether through the ownership of voting stock, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Attributable Indebtedness” means, with respect to any particular lease under which any Person is at the time liable and at any date as of which the amount thereof is to be determined, the present value of the total net amount of rent required to be paid by such Person under the lease during the primary term thereof, without giving effect to any renewals at the option of the lessee, discounted from the respective due dates thereof to such date at the rate of interest per annum implicit in the terms of the lease. As used in the preceding sentence, the “net amount of rent” under any lease for any such period shall mean the sum of rental and other payments required to be paid with respect to such period by the lessee thereunder excluding any amounts required to be paid by such lessee on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges. In the case of any lease which is terminable by the lessee upon payment of a penalty, such net amount of rent shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

“Average Life” means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing (a) the product of (x) the number of years from such date to the date of each successive scheduled principal payment of such Indebtedness multiplied by (y) the amount of such principal payment by (b) the sum of all such principal payments.

“Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of corporate stock or partnership or limited liability company interests and any and all warrants, options and rights with respect thereto (whether or not currently exercisable), including each class of common stock and preferred stock of such Person.

“Capitalized Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under a lease of property, real or personal, that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Company’s existing credit facility) or commercial paper facilities, in each case with banks, investment banks, insurance companies, mutual funds and/or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from (or sell receivables to) such lenders against such receivables) or letters of credit, in each case, as amended, extended, restated, renewed, refunded, replaced or refinanced (in each case with Credit Facilities), supplemented or otherwise modified (in whole or in part and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time.

“Currency Hedge Obligations” means, at any time as to the Company and its Subsidiaries, the obligations of any such Person at such time that were incurred in the ordinary course of business pursuant to any foreign currency exchange agreement, option or futures contract or other similar agreement or arrangement designed to protect against or manage such Person’s or any of its Subsidiaries’ exposure to fluctuations in foreign currency exchange rates.

“De Minimis Guaranteed Amount” means a principal amount of Indebtedness that does not exceed $5 million.

“Disqualified Stock” means any Capital Stock of the Company or any Subsidiary of the Company which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event or with the passage of time, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the Maturity Date or which is exchangeable or convertible into debt securities of the Company or any Subsidiary of the Company, except to the extent that such exchange or conversion rights cannot be exercised prior to the Maturity Date.

“Dollar-Denominated Production Payments” mean production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC hereunder.

“Existing Notes” means the Company’s outstanding (a) 7.5% Senior Notes due 2013, (b) 7.5% Senior Notes due 2014, (c) 7% Senior Notes due 2014, (d) 7.75% Senior Notes due 2015, (e) 6.375% Senior Notes due 2015, (f) 6.875% Senior Notes due 2016, (g) 6.625% Senior Notes due 2016, (h) 6.5% Senior Notes due 2017, (i) 6.25% Senior Notes due 2018, (j) 6.875% Senior Notes due 2020 and (k) 2.75% Contingent Convertible Senior Notes due 2035.

“GAAP” means generally accepted accounting principles as in effect in the United States of America as of the Issue Date.

“Guarantee” means, individually and collectively, the guarantees given by the Subsidiary Guarantors pursuant to Article Ten of the Indenture.

“Holder” means a Person in whose name a Note is registered on the registrar’s books.

“Indebtedness” means, without duplication, with respect to any Person,

(a) all obligations of such Person

(1) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof),

(2) evidenced by bonds, notes, debentures or similar instruments,

(3) representing the balance deferred and unpaid of the purchase price of any property or services (other than accounts payable or other obligations arising in the ordinary course of business),

(4) evidenced by bankers’ acceptances or similar instruments issued or accepted by banks,

(5) for the payment of money relating to a Capitalized Lease Obligation, or

(6) evidenced by a letter of credit or a reimbursement obligation of such Person with respect to any letter of credit;

(b) all net obligations of such Person under Interest Rate Hedging Agreements, Oil and Gas Hedging Contracts, and Currency Hedge Obligations, except to the extent such net obligations are taken into account in the determination of future net revenues from proved oil and gas reserves for purposes of the calculation of Adjusted Consolidated Net Tangible Assets;

(c) all liabilities of others of the kind described in the preceding clauses (a) or (b) that such Person has guaranteed or that are otherwise its legal liability (including, with respect to any Production Payment, any warranties or guaranties of production or payment by such Person with respect to such Production Payment but excluding other contractual obligations of such Person with respect to such Production Payment);

(d) Indebtedness (as otherwise defined in this definition) of another Person secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person, the amount of such obligations being deemed to be the lesser of

(1) the full amount of such obligations so secured and

(2) the fair market value of such asset, as determined in good faith by the Board of Directors of such Person, which determination shall be evidenced by a resolution of such Board;

(e) with respect to such Person, the liquidation preference or any mandatory redemption payment obligations in respect of Disqualified Stock;

(f) the aggregate preference in respect of amounts payable on the issued and outstanding shares of preferred stock of any of such Person’s Subsidiaries in the event of any voluntary or involuntary liquidation, dissolution or winding up (excluding any such preference attributable to such shares of preferred stock that are owned by such Person or any of its Subsidiaries; provided, that if such Person is the Company, such exclusion shall be for such preference attributable to such shares of preferred stock that are owned by the Company or any of its Subsidiaries); and

(g) any and all deferrals, renewals, extensions, refinancings and refundings (whether direct or indirect) of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (a), (b), (c), (d), (e) or (f) or this clause (g), whether or not between or among the same parties.

Subject to clause (c) of the preceding sentence, neither Dollar-Denominated Production Payments nor Volumetric Production Payments shall be deemed to be Indebtedness.

“Interest Rate Hedging Agreements” means, with respect to the Company and its Subsidiaries, the obligations of such Persons under (a) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (b) other agreements or arrangements designed to protect any such Person or any of its Subsidiaries against fluctuations in interest rates.

“Investment” of any Person means (a) all investments by such Person in any other Person in the form of loans, advances or capital contributions, (b) all guarantees of Indebtedness or other obligations of any other Person by such Person, (c) all purchases (or other acquisitions for consideration) by such Person of assets, Indebtedness, Capital Stock or other securities of any other Person and (d) all other items that would be classified as investments (including, without limitation, purchases of assets outside the ordinary course of business) or advances on a balance sheet of such Person prepared in accordance with GAAP.

“Issue Date” means the first date on which the Notes are originally issued,                         , 2006.

“Lien” means, with respect to any Person, any mortgage, pledge, lien, encumbrance, easement, restriction, covenant, right-of-way, charge or adverse claim affecting title or resulting in an encumbrance against real or personal property of such Person, or a security interest of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option, right of first refusal or other similar agreement to sell, in each case securing obligations of such Person and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statute or statutes) of any jurisdiction).

“Make-Whole Amount” with respect to a Note means an amount equal to the excess, if any, of (a) the present value of the remaining interest, premium and principal payments due on such Note (excluding any portion of such payments of interest accrued as of the redemption date) as if such Note were redeemed on the Maturity Date, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (b) the outstanding principal amount of such Note. “Treasury Rate” with respect to a Note means the yield to maturity (calculated on a semi-annual bond equivalent basis) at the time of the computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15(519), which has become publicly available at least two business days prior to the date of the redemption notice or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the then remaining maturity of such Note assuming that such Note will be redeemed on the Maturity Date; provided, however, that if the Make-Whole Average Life of a Note is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the Make-Whole Average Life of such Note is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used. “Make-Whole Average Life” means, with respect to a Note, the number of years (calculated to the nearest one-twelfth of a year) between the date of redemption of such Note and the Maturity Date.

“Make-Whole Price” means the sum of the outstanding principal amount of the Notes to be redeemed plus the Make-Whole Amount of such Notes.

“Maturity Date” means                          , 2013.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Available Proceeds” means, with respect to any Sale/Leaseback Transaction of any Person, cash proceeds received (including any cash proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, and excluding any other consideration until such time as such consideration is converted into cash) therefrom, in each case net of all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all federal, state or local taxes required to be accrued as a liability as a consequence of such Sale/Leaseback Transaction, and in each case net of all Indebtedness which is secured by such assets, in accordance with the terms of any Lien upon or with respect to such assets, or which must, by its terms or in order to obtain a necessary consent to such Sale/Leaseback Transaction or by applicable law, be repaid out of the proceeds from such Sale/Leaseback Transaction and which is actually so repaid.

“Net Working Capital” means (a) all current assets of the Company and its Subsidiaries, minus (b) all current liabilities of the Company and its Subsidiaries, except current liabilities included in Indebtedness.

“Oil and Gas Business” means the business of the exploration for, and exploitation, development, production, processing (but not refining), marketing, storage and transportation of, hydrocarbons, and other related energy and natural resource businesses (including oil and gas services businesses related to the foregoing).

“Oil and Gas Hedging Contracts” means any oil and gas purchase or hedging agreement, and other agreement or arrangement, in each case, that is designed to provide protection against price fluctuations of oil, gas or other commodities.

“Permitted Company Refinancing Indebtedness” means Indebtedness of the Company, the net proceeds of which are used to renew, extend, refinance, refund or repurchase outstanding Indebtedness of the Company, provided that

(1) if the Indebtedness (including the Notes) being renewed, extended, refinanced, refunded or repurchased is pari passu with or subordinated in right of payment to the Notes, then such Indebtedness is pari passu or subordinated in right of payment to, as the case may be, the Notes at least to the same extent as the Indebtedness being renewed, extended, refinanced, refunded or repurchased,

(2) such Indebtedness is scheduled to mature no earlier than the Indebtedness being renewed, extended, refinanced, refunded or repurchased, and

(3) such Indebtedness has an Average Life at the time such Indebtedness is incurred that is equal to or greater than the Average Life of the Indebtedness being renewed, extended, refinanced, refunded or repurchased;

provided, further, that such Indebtedness (to the extent that such Indebtedness constitutes Permitted Company Refinancing Indebtedness) is in an aggregate principal amount (or, if such Indebtedness is issued at a price less than the principal amount thereof, the aggregate amount of gross proceeds therefrom is) not in excess of the aggregate principal amount then outstanding of the Indebtedness being renewed, extended, refinanced, refunded or repurchased (or if the Indebtedness being renewed, extended, refinanced, refunded or repurchased was issued at a price less than the principal amount thereof, then not in excess of the amount of liability in respect thereof determined in accordance with GAAP).

“Permitted Financial Investments” means the following kinds of instruments if, in the case of instruments referred to in clauses (1)-(4) below, on the date of purchase or other acquisition of any such instrument by the Company or any Subsidiary, the remaining term to maturity is not more than one year:

(1) readily marketable obligations issued or unconditionally guaranteed as to principal of and interest thereon by the United States of America or by any agency or authority controlled or supervised by and acting as an instrumentality of the United States of America;

(2) repurchase obligations for instruments of the type described in clause (1) for which delivery of the instrument is made against payment;

(3) obligations (including, but not limited to, demand or time deposits, bankers’ acceptances and certificates of deposit) issued by a depository institution or trust company incorporated or doing business under the laws of the United States of America, any state thereof or the District of Columbia or a branch or subsidiary of any such depository institution or trust company operating outside the United States, provided, that such depository institution or trust company has, at the time of the Company’s or such Subsidiary’s investment therein or contractual commitment providing for such investment, capital surplus or undivided profits (as of the date of such institution’s most recently published financial statements) in excess of $500,000,000;

(4) commercial paper issued by any corporation, if such commercial paper has, at the time of the Company’s or any Subsidiary’s investment therein or contractual commitment providing for such investment, credit ratings of A-1 (or higher) by S&P and P-1 (or higher) by Moody’s; and

(5) money market mutual or similar funds having assets in excess of $500,000,000.

“Permitted Liens” means

(1) Liens existing on the Issue Date;

(2) Liens securing Indebtedness under Credit Facilities;

(3) Liens now or hereafter securing any obligations under Interest Rate Hedging Agreements so long as the related Indebtedness (a) constitutes the Existing Notes or the Notes (or any Permitted Company Refinancing Indebtedness in respect thereof) or (b) is, or is permitted to be under the Indenture, secured by a Lien on the same property securing such interest rate hedging obligations;

(4) Liens securing Permitted Company Refinancing Indebtedness or Permitted Subsidiary Refinancing Indebtedness; provided, that such Liens extend to or cover only the property or assets currently securing the Indebtedness being refinanced and that the Indebtedness being refinanced was not incurred under the Credit Facilities;

(5) Liens for taxes, assessments and governmental charges not yet delinquent or being contested in good faith and for which adequate reserves have been established to the extent required by GAAP;

(6) mechanics’, worker’s, materialmen’s, operators’ or similar Liens arising in the ordinary course of business;

(7) Liens in connection with worker’s compensation, unemployment insurance or other social security, old age pension or public liability obligations;

(8) Liens, deposits or pledges to secure the performance of bids, tenders, contracts (other than contracts for the payment of money), leases, public or statutory obligations, surety, stay, appeal, indemnity, performance or other similar bonds, or other similar obligations arising in the ordinary course of business;

(9) survey exceptions, encumbrances, easements or reservations of, or rights of others for, rights of way, zoning or other restrictions as to the use of real properties, and minor defects in title which, in the case of any of the foregoing, were not incurred or created to secure the payment of borrowed money or the deferred purchase price of property or services, and in the aggregate do not materially adversely affect the value of such properties or materially impair use for the purposes of which such properties are held by the Company or any Subsidiaries;

(10) Liens on, or related to, properties to secure all or part of the costs incurred in the ordinary course of business of exploration, drilling, development or operation thereof;

(11) Liens on pipeline or pipeline facilities which arise out of operation of law;

(12) judgment and attachment Liens not giving rise to an Event of Default or Liens created by or existing from any litigation or legal proceeding that are currently being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(13) (a) Liens upon any property of any Person existing at the time of acquisition thereof by the Company or a Subsidiary, (b) Liens upon any property of a Person existing at the time such Person is merged or consolidated with the Company or any Subsidiary or existing at the time of the sale or transfer of any such property of such Person to the Company or any Subsidiary, or (c) Liens upon any property of a Person existing at the time such Person becomes a Subsidiary; provided, that in each case such Lien has not been created in contemplation of such sale, merger, consolidation, transfer or acquisition, and provided that in each such case no such Lien shall extend to or cover any property of the Company or any Subsidiary other than the property being acquired and improvements thereon;

(14) Liens on deposits to secure public or statutory obligations or in lieu of surety or appeal bonds entered into in the ordinary course of business;

(15) Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or any Subsidiary on deposit with or in possession of such bank;

(16) purchase money security interests granted in connection with the acquisition of assets in the ordinary course of business and consistent with past practices, provided, that (A) such Liens attach only to the property so acquired with the purchase money indebtedness secured thereby and (B) such Liens secure only Indebtedness that is not in excess of 100% of the purchase price of such assets;

(17) Liens reserved in oil and gas mineral leases for bonus or rental payments and for compliance with the terms of such leases;

(18) Liens arising under partnership agreements, oil and gas leases, farm-out agreements, division orders, contracts for the sale, purchase, exchange, transportation or processing (but not refining) of oil, gas or other hydrocarbons, unitization and pooling declarations and agreements, development agreements, operating agreements, area of mutual interest agreements, and other similar agreements which are customary in the Oil and Gas Business;

(19) Liens securing obligations of the Company or any of its Subsidiaries under Currency Hedge Obligations or Oil and Gas Hedging Contracts;

(20) Liens to secure Dollar-Denominated Production Payments and Volumetric Production Payments; and

(21) Liens securing other Indebtedness in an aggregate principal amount which, together with all other Indebtedness outstanding on the date of such incurrence and secured by Liens pursuant to this clause (21), does not exceed 15% of Adjusted Consolidated Tangible Net Assets.

“Permitted Subsidiary Refinancing Indebtedness” means Indebtedness of any Subsidiary, the net proceeds of which are used to renew, extend, refinance, refund or repurchase outstanding Indebtedness of such Subsidiary, provided that

(1) if the Indebtedness (including the Guarantees) being renewed, extended, refinanced, refunded or repurchased is pari passu with or subordinated in right of payment to the Guarantees, then such Indebtedness is pari passu with or subordinated in right of payment to, as the case may be, the Guarantees at least to the same extent as the Indebtedness being renewed, extended, refinanced, refunded or repurchased,

(2) such Indebtedness is scheduled to mature no earlier than the Indebtedness being renewed, extended, refinanced, refunded or repurchased, and

(3) such Indebtedness has an Average Life at the time such Indebtedness is incurred that is equal to or greater than the Average Life of the Indebtedness being renewed, extended, refinanced, refunded or repurchased;

provided, further, that such Indebtedness (to the extent that such Indebtedness constitutes Permitted Subsidiary Refinancing Indebtedness) is in an aggregate principal amount (or, if such Indebtedness is issued at a price less than the principal amount thereof, the aggregate amount of gross proceeds therefrom is) not in excess of the aggregate principal amount then outstanding of the Indebtedness being renewed, extended, refinanced, refunded or repurchased (or if the Indebtedness being renewed, extended, refinanced, refunded or repurchased was issued at a price less than the principal amount thereof, then not in excess of the amount of liability in respect thereof determined in accordance with GAAP).

“Person” means any individual, corporation, partnership, joint venture, trust, estate, unincorporated organization or government or any agency or political subdivision thereof.

“Production Payments” means, collectively, Dollar-Denominated Production Payments and Volumetric Production Payments.

“S&P” refers to Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or any successor to the rating agency business thereof.

“Sale/Leaseback Transaction” means with respect to the Company or any of its Subsidiaries, any arrangement with any Person providing for the leasing by the Company or any of its Subsidiaries of any principal property, acquired or placed into service more than 180 days prior to such arrangement, whereby such property has been or is to be sold or transferred by the Company or any of its Subsidiaries to such Person.

“Senior Indebtedness” means any Indebtedness of the Company or a Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter incurred), unless such Indebtedness is contractually subordinate or junior in right of payment of principal, premium and interest to the Notes or the Guarantees, respectively.

“Subordinated Indebtedness of a Subsidiary Guarantor” means any Indebtedness of such Subsidiary Guarantor, whether outstanding on the Issue Date or thereafter created, incurred or assumed, which is contractually subordinate or junior in right of payment of principal, premium and interest to the Guarantees.

“Subordinated Indebtedness of the Company” means any Indebtedness of the Company, whether outstanding on the Issue Date or thereafter incurred, which is contractually subordinate or junior in right of payment of principal, premium and interest to the Notes.

“Subsidiary” means any subsidiary of the Company. A “subsidiary” of any Person means

(1) a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by such Person, by one or more subsidiaries of such Person or by such Person and one or more subsidiaries of such Person,

(2) a partnership in which such Person or a subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if such Person or its subsidiary is entitled to receive more than 50 percent of the assets of such partnership upon its dissolution, or

(3) any other Person (other than a corporation or partnership) in which such Person, directly or indirectly, at the date of determination thereof, has (x) at least a majority ownership interest or (y) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

“Subsidiary Guarantor” means (a) each of the domestic Subsidiaries on the Issue Date, other than Nomac 100 Corp. and Subsidiaries that are not guarantors of other Indebtedness of the Company in excess of a De Minimus Guaranteed Amount, (b) Chesapeake Eagle Canada Corp., a Canadian Subsidiary, and (c) each of the other Subsidiaries that becomes a guarantor of the Notes in compliance with the terms of the Indenture.

“U.S. Government Securities” means securities that are (1) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case under clauses (1) or (2) are not callable or redeemable at the option of the issuer thereof.

“U.S. Legal Tender” means such coin or currency of the United States as at the time of payment shall be legal tender for the payment of public and private debts.

“Volumetric Production Payments” mean production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

“Voting Stock” means, with respect to any Person, securities of any class or classes of Capital Stock in such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of contingency) to vote in the election of members of the Board of Directors or other governing body of such Person.

Events of Default

The following will be Events of Default with respect to the Notes:

(1) default by the Company or any Subsidiary Guarantor in the payment of principal of or premium, if any, on the Notes when due and payable at maturity, upon repurchase pursuant to the covenant described under “Limitation on Sale/Leaseback Transactions”, upon acceleration or otherwise;

(2) default by the Company or any Subsidiary Guarantor for 30 days in payment of any interest on the Notes;

(3) default by the Company or any Subsidiary Guarantor in the deposit of any make-whole redemption payment;

(4) default on any other Indebtedness of the Company, any Subsidiary Guarantor or any other Subsidiary if either

(A) such default results in the acceleration of the maturity of any such Indebtedness having a principal amount of $50.0 million or more individually or, taken together with the principal amount of any other such Indebtedness the maturity of which has been so accelerated, in the aggregate, or

(B) such default results from the failure to pay when due principal of, premium, if any, or interest on, any such Indebtedness, after giving effect to any applicable grace period (a “Payment Default”), having a principal amount of $50.0 million or more individually or, taken together with the principal amount of any other Indebtedness under which there has been a Payment Default, in the aggregate;

provided that if any such default is cured or waived or any such acceleration is rescinded, or such Indebtedness is repaid, within a period of 30 days from the continuation of such default beyond any applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default and any consequent acceleration of the Notes shall be rescinded, so long as any such rescission does not conflict with any judgment or decree or applicable provision of law;

(5) default in the performance, or breach of, the covenant set forth in the covenant captioned “Limitations on Mergers and Consolidations,” or in the performance, or breach of, any other covenant or agreement of the Company or any Subsidiary Guarantor in the Indenture and failure to remedy such default within a period of 45 days after written notice thereof from the Trustee or Holders of 25% of the principal amount of the outstanding Notes;

(6) the entry by a court of one or more judgments or orders for the payment of money against the Company, any Subsidiary Guarantor or any other Subsidiary in an aggregate amount in excess of $50.0 million (net of applicable insurance coverage by a third party insurer which is acknowledged in writing by such insurer) that has not been vacated, discharged, satisfied or stayed pending appeal within 60 days from the entry thereof;

(7) the failure of a Guarantee by a Subsidiary Guarantor to be in full force and effect, or the denial or disaffirmance by such entity thereof; or

(8) certain events involving bankruptcy, insolvency or reorganization of the Company or any Subsidiary of the Company.

The Indenture provides that the Trustee may withhold notice to the Holders of the Notes of any default (except in payment of principal of, or premium, if any, or interest on the Notes) if the Trustee considers it in the interest of the Holders of the Notes to do so.

If an Event of Default occurs and is continuing, the Trustee or the Holders of not less than 25% in principal amount of the Notes outstanding may declare the principal of and premium, if any, and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal, premium, if any, and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company or any Subsidiary of the Company occurs and is continuing, the principal of, and premium, if any, and interest on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders of the Notes. The amount due and payable on the acceleration of any Note will be equal to 100% of the principal amount of the Note, plus accrued and unpaid interest to the date of payment. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

No Holder of a Note may pursue any remedy under the Indenture unless

(1) the Trustee shall have received written notice of a continuing Event of Default,

(2) the Trustee shall have received a request from Holders of at least 25% in principal amount of the Notes to pursue such remedy,

(3) the Trustee shall have been offered indemnity reasonably satisfactory to it,

(4) the Trustee shall have failed to act for a period of 60 days after receipt of such notice, request and offer of indemnity and

(5) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the Notes;

provided, however, such provision does not affect the right of a Holder of any Note to sue for enforcement of any overdue payment thereon.

The Holders of a majority in principal amount of the Notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain limitations specified in the Indenture. The Indenture requires the annual filing by the Company with the Trustee of a written statement as to compliance with the covenants contained in the Indenture.

Modification and Waiver

Supplements and amendments to the Indenture or the Notes may be made by the Company, the Subsidiary Guarantors and the Trustee with the consent of the Holders of a majority in principal amount of the Notes then outstanding; provided that no such modification or amendment may, without the consent of the Holder of each Note then outstanding affected thereby,

(1) reduce the percentage of principal amount of Notes whose Holders must consent to an amendment or supplement;

(2) reduce the rate or change the time for payment of interest, including default interest, on any Note;

(3) reduce the principal amount of any Note or change the Maturity Date;

(4) reduce the redemption price, including premium, if any, payable upon redemption of any Note or change the time at which any Note may or shall be redeemed;

(5) reduce the purchase price payable upon the repurchase of any Note in connection with a Net Proceeds Offer, or change the time at which any Note may or shall be repurchased thereunder;

(6) make any Note payable in money other than that stated in such Note;

(7) impair the right to institute suit for the enforcement of any payment of principal of, or premium, if any, or interest on, any Note;

(8) make any change in the percentage of principal amount of Notes necessary to waive compliance with certain provisions of the Indenture; or

(9) waive a continuing Default or Event of Default in the payment of principal of, premium, if any, or interest on the Notes.

Supplements and amendments of the Indenture may be made by the Company and the Trustee without the consent of any Holders of the Notes in certain limited circumstances, including

(a) to cure any ambiguity, omission, defect or inconsistency,

(b) to provide for the assumption of the obligations of the Company or any Subsidiary Guarantor under the Indenture upon the merger, consolidation or sale or other disposition of all or substantially all of the assets of the Company or such Subsidiary Guarantor,

(c) to reflect the release of any Subsidiary Guarantor from its Guarantee of the Notes, or the addition of any Subsidiary of the Company as a Subsidiary Guarantor, in the manner provided in the Indenture,

(d) to comply with any requirement of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act or

(e) to make any change that would provide any additional benefit to the Holders or that does not adversely affect the rights of any Holder of the Notes in any material respect.

The Holders of a majority in aggregate principal amount of the Notes then outstanding may waive any past default under the Indenture, except a default in the payment of principal, premium, if any, or interest.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding Notes (“Legal Defeasance”). Such Legal Defeasance means that the Company will be deemed to have paid and discharged the entire Indebtedness represented by such Notes, except for

(1) the rights of Holders of the Notes to receive payments solely from the trust fund described in the following paragraph in respect of the principal of, premium, if any, and interest on the Notes when such payments are due,

(2) the Company’s obligations with respect to the Notes concerning the issuance of temporary Notes, transfers and exchanges of the Notes, replacement of mutilated, destroyed, lost or stolen Notes, the maintenance of an office or agency where the Notes may be surrendered for transfer or exchange or presented for payment, and duties of paying agents,

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s obligations in connection therewith and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants described under “—Certain Covenants” (“Covenant Defeasance”), and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default. In the event Covenant Defeasance occurs, certain events (not including non-payment) described under “—Events of Default” will no longer constitute an Event of Default. If we exercise our Legal Defeasance or Covenant Defeasance option, each Subsidiary Guarantor will be released from all its obligations under the Indenture and its Guarantee.

In order to exercise either Legal Defeasance or Covenant Defeasance under the Indenture,

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. Legal Tender, U.S. Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding amount of the Notes on the Maturity Date or on the applicable mandatory redemption date, as the case may be, of such principal or installment of principal, premium, if any, or interest;

(2) in the case of Legal Defeasance, the Company must deliver to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that

(A) the Company has received from or there has been published by, the Internal Revenue Service a ruling or

(B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the Notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee to the effect that the Holders of the Notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which the Company is a party or by which the Company is bound;

(6) the Company shall have delivered to the Trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of the Notes over other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(7) the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel each stating that the Company has complied with all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance.

Governing Law

The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

The Trustee

The Bank of New York Trust Company, N.A. is the Trustee under the Indenture. The Bank of New York Trust Company, N.A. also serves as trustee for our 7.5% Senior Notes due 2013, our 7% Senior Notes due 2014, our 7.5% Senior Notes due 2014, our 7.75% Senior Notes due 2015, our 6.375% Senior Notes due 2015, our 6.875% Senior Notes due 2016, our 6.625% Senior Notes due 2016, our 6.5% Senior Notes due 2017, our 6.25% Senior Notes due 2018, our 6.875% Senior Notes due 2020 and our 2.75% Contingent Convertible Senior Notes due 2035. We may also maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business, and the Trustee may own our debt securities. The Trustee’s address is 2 North LaSalle Street, Suite 1020, Chicago, Illinois 60602. The Company has also appointed the Trustee as the initial registrar and paying agent under the Indenture.

The Trustee is permitted to become an owner or pledgee of the Notes and may otherwise deal with the Company or its Subsidiaries or Affiliates with the same rights it would have if it were not Trustee. If, however, the Trustee acquires any conflicting interest (as defined in the Trust Indenture Act) after an Event of Default has occurred and is continuing, it must eliminate such conflict or resign.

In case an Event of Default shall occur (and be continuing), the Trustee will be required to use the degree of care and skill of a prudent person in the conduct of such person’s own affairs. The Trustee will be under no obligation to exercise any of its powers under the Indenture at the request of any of the Holders of the Notes, unless such Holders have offered the Trustee indemnity reasonably satisfactory to it.

Book Entry, Delivery and Form

The Notes sold will be issued in the form of one or more global securities. The global securities will be deposited with, or on behalf of, the Depositary and registered in the name of the Depositary or its nominee. Except as set forth below, the global securities may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary. Investors may hold their beneficial interests in the global securities directly through the Depositary if they have an account with the Depositary or indirectly through organizations which have accounts with the Depositary.

Notes that are issued as described below under “—Certificated Notes” will be issued in definitive form. Upon the transfer of Notes in definitive form, such Notes will, unless the global securities have previously been exchanged for Notes in definitive form, be exchanged for an interest in the global securities representing the aggregate principal amount of Notes being transferred.

The Depositary has advised the Company as follows: The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of institutions that have accounts with the Depositary (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary’s participants include securities brokers and dealers (which may include the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

The Company expects that pursuant to procedures established by the Depositary, upon the issuance of the global securities, the Depositary will credit, on its book-entry registrations and transfer system, the aggregate principal amount of Notes represented by such global securities to the accounts of participants. The accounts to be credited shall be designated by the underwriter of the Notes. Ownership of beneficial interests in the global securities will be limited to participants or Persons that may hold interests through participants. Ownership of beneficial interests in the global securities will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants’ interest) and such participants (with respect to the owners of beneficial interests in the global securities other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the global securities.

So long as the Depositary, or its nominee, is the Holder of the global securities, the Depositary or such nominee, as the case may be, will be considered the sole legal owner and Holder of the Notes for all purposes of the Notes and the Indenture. Except as set forth below, you will not be entitled to have the Notes represented by the global securities registered in your name, will not receive or be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered to be the owner or Holder of any Notes under the global securities. The Company understands that under existing industry practice, in the event an owner of a beneficial interest in the global securities desires to take any action that the Depositary, as the Holder of the global securities, is entitled to take, the Depositary will authorize the participants to take such action, and that the participants will authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

The Company will make all payments on Notes represented by the global securities registered in the name of and held by the Depositary or its nominee to the Depositary or its nominee, as the case may be, as the owner and Holder of the global securities.

The Company expects that the Depositary or its nominee, upon receipt of any payment in respect of the global securities, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the aggregate principal amount of the global securities as shown on the records of the Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interest in the global securities held through such participants will be governed by standing instructions and customary practices and will be the responsibility of such participants. The Company will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global securities for any Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or the relationship between such participants and the owners of beneficial interests in the global securities owning through such participants.

Although the Depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the global securities among participants of the Depositary, it is under no obligations to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor the Company will have any responsibility for the performance by the Depositary or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

Subject to certain conditions, the Notes represented by the global securities will be exchangeable for certificated Notes in definitive form of like tenor as such Notes if:

(1) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for the global securities and a successor is not promptly appointed or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act or

(2) the Company in its discretion at any time determines not to have all of the Notes represented by the global securities.

Any Notes that are exchangeable pursuant to the preceding sentence will be exchanged for certificated Notes issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, the global securities are not exchangeable, except for global securities of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

The following is a summary of certain of our indebtedness that will be outstanding following the consummation of this offering. To the extent this summary contains descriptions of our revolving bank credit facility, our 7.5% Senior Notes due 2013, our 7% Senior Notes due 2014, our 7.5% Senior Notes due 2014, our 7.75% Senior Notes due 2015, our 6.375% Senior Notes due 2015, our 6.875% Senior Notes due 2016, our 6.625% Senior Notes due 2016, our 6.5% Senior Notes due 2017, our 6.25% Senior Notes due 2018, our 6.875% Senior Notes due 2020 and our 2.75% Contingent Convertible Senior Notes due 2035, and the indentures governing them, the descriptions do not purport to be complete and are qualified in their entirety by reference to those and related documents, copies of which we will provide you upon request.

Our Revolving Bank Credit Facility

Our revolving bank credit facility limits our borrowings to the lesser of the borrowing base (currently $2.5 billion) and the total commitments (currently $2.0 billion) and matures in January 2011. As of June 23, 2006, we had outstanding borrowings of $1.188 billion under this facility and had $5.1 million of the facility securing various letters of credit. Borrowings under the facility are collateralized by some of our producing oil and gas properties and bear interest at either (i) the greater of the reference rate of Union Bank of California N.A. or the federal funds effective rate plus 0.50% or (ii) the London Interbank Offered Rate (LIBOR), at our option, plus a margin that varies based on our senior unsecured long-term debt ratings. The collateral value and borrowing base are determined periodically. The unused portion of the facility is subject to an annual commitment fee that also varies according to our senior unsecured long-term debt ratings. As of March 31, 2006, the annual commitment fee rate was 0.25%. Interest is payable quarterly or, if LIBOR applies, it may be payable at more frequent intervals. The credit agreement contains various covenants and restrictive provisions, including those restricting our ability to incur additional indebtedness, make investments or loans and create liens. The credit agreement requires us to maintain an indebtedness to EBITDA ratio (as defined in the credit agreement) not to exceed 3.5 to 1 and an indebtedness to total capitalization ratio (as defined in the credit agreement) not to exceed 0.65 to 1.

Our Senior Notes

At March 31, 2006, we had outstanding senior notes in an aggregate principal amount of $6.0 billion, which represented the remainder of our long-term debt. At the date of this prospectus, we have issued and outstanding $363.8 million in principal amount of 7.5% Senior Notes due 2013, $300.0 million in principal amount of 7% Senior Notes due 2014, $300.0 million in principal amount of 7.5% Senior Notes due 2014, $300.4 million in principal amount of 7.75% Senior Notes due 2015, $600.0 million in principal amount of 6.375% Senior Notes due 2015, $670.4 million in principal amount of 6.875% Senior Notes due 2016, $600.0 million principal amount of 6.625% Senior Notes due 2016, $1.1 billion principal amount of 6.5% Senior Notes due 2017, $600.0 million principal amount of 6.25% Senior Notes due 2018 and $500.0 million principal amount of 6.875% Senior Notes due 2020. There are no scheduled principal payments required on any of these senior notes until their final maturities.

Our outstanding senior notes are senior, unsecured obligations that rank pari passu in right of payment with all of our existing and future senior indebtedness, including the notes offered hereby, and rank senior in right of payment to all of our future subordinated indebtedness. Our outstanding notes are fully and unconditionally guaranteed, jointly and severally, by certain of our domestic subsidiaries and one of our foreign subsidiaries.

Our existing senior note indentures (other than the indentures governing the 6.50% Senior Notes due 2017 and the 6.875% Senior Notes due 2020) restrict our and our restricted subsidiaries’ ability to incur additional indebtedness. Please read “Risk Factors—Risks Relating to Our Business—Lower oil and natural gas prices could negatively impact our ability to borrow.” As of March 31, 2006, we estimate that secured bank indebtedness of $3.4 billion could have been incurred within those restrictions. These restrictions under such indentures will not apply to any future unrestricted subsidiaries. There are no unrestricted subsidiaries under our indentures as of the date of this prospectus.

Our existing senior note indentures (other than the indentures governing the 6.50% Senior Notes due 2017 and the 6.875% Senior Notes due 2020) also limit our ability to make restricted payments, including the payment of cash dividends, unless certain tests are met.

We also have issued and outstanding $690 million aggregate principal amount of 2.75% Contingent Convertible Senior Notes due 2035 (the “Convertible Senior Notes”). The Convertible Senior Notes are senior unsecured obligations and rank pari passu in right of payment to all of our existing and future senior indebtedness, including the notes offered hereby, and rank senior in right of payment to all of our future subordinated indebtedness. The Convertible Senior Notes are guaranteed by certain of our existing domestic subsidiaries and one of our foreign subsidiaries and by certain of our future domestic subsidiaries on a senior unsecured basis. The indenture governing the Convertible Senior Notes does not have any financial or restricted payment covenants.

The Convertible Senior Notes will be convertible, at the holder’s option, prior to the maturity date under certain circumstances, using a net share settlement process, into cash and, in some circumstances, our common stock. In general, upon conversion of a Convertible Senior Note, the holder of such note will receive cash equal to the principal amount of the note and common stock for the note’s conversion value in excess of such principal amount.

In addition, we will pay contingent interest on the Convertible Senior Notes during any six-month interest period, beginning with the six-month period ending May 14, 2016, under certain conditions.

The Convertible Senior Notes will mature on November 15, 2035. We may redeem the Convertible Senior Notes, in whole at any time, or in part from time to time, on or after November 15, 2015 at a redemption price, payable in cash, of 100% of the principal amount of such notes, plus accrued and unpaid interest.

Holders of the Convertible Senior Notes may require us to repurchase all or a portion of their notes on November 15, 2015, 2020, 2025 and 2030 at 100% of the principal amount of the notes, plus accrued and unpaid interest, payable in cash. Upon a fundamental change, as defined in the indenture governing the Convertible Senior Notes, holders may require us to repurchase all or a portion of their notes, payable in cash equal to 100% of the principal amount of the notes plus accrued and unpaid interest.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

General

The following discussion summarizes the material U.S. Federal income and certain estate tax consequences of the purchase, ownership and disposition of the notes by an initial holder of the notes who purchases the notes for cash at the original offering price, who holds the notes as capital assets and who does not have a special tax status. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure you that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. Federal tax consequences of purchasing, owning or disposing of the notes.

In this discussion, we do not purport to address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors (such as financial institutions, insurance companies, tax-exempt organizations, dealers in securities, persons who hold the notes through partnerships or other pass-through entities, regulated investment companies, U.S. persons whose functional currency is not the U.S. dollar, U.S. expatriates or persons who hold the notes as part of a hedge, conversion transaction, straddle or other risk reduction transaction) that may be subject to special rules. This discussion also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction.

If a partnership (including an entity treated as a partnership for U.S. Federal income tax purposes) holds notes, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding notes, we suggest that you consult your tax advisor.

YOU SHOULD CONSULT YOUR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR FOREIGN TAX LAWS.

Consequences to U.S. Holders

You are a U.S. holder for purposes of this discussion if you are a beneficial owner of notes and you are:

•	an individual U.S. citizen or resident alien;

•	a corporation, or other entity taxable as a corporation for U.S. Federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose world-wide income is subject to U.S. Federal income taxation; or

•	a trust that either is subject to the supervision of a court within the United States and which has one or more United States persons with authority to control all substantial decisions or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

Interest on the Notes

Stated interest on a note will be includible in your gross income as ordinary interest income in accordance with your usual method of accounting for tax purposes. We do not intend to treat the possibility of the payment of additional amounts described in “Description of Notes—Make-Whole Redemption,” as (i) affecting the determination of the yield to maturity of the notes, or (ii) giving rise to original issue discount or recognition of ordinary income on the sale, exchange or redemption of the notes. As a result, any additional amounts received should be treated as ordinary income at the time such amounts accrue or are received in accordance with your method of accounting. It is possible, however, that the IRS may take a different position, in which case the timing and amount of income inclusions by a U.S. holder may be affected.

Sale, Exchange, Redemption or Other Disposition of the Notes

Upon the disposition of a note by sale, exchange, redemption or other disposition, you generally will recognize capital gain or loss equal to the difference between (i) the amount realized on the disposition (other than amounts attributable to accrued interest not previously recognized as income, which will be treated as ordinary interest income as described above) and (ii) your adjusted federal income tax basis in the note. Your adjusted federal income tax basis in a note generally will equal the cost of the note to you. Any capital gain or loss will be long-term capital gain or loss if you have held the note for longer than one year. You should consult your tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for certain noncorporate taxpayers) and losses (the deductibility of which is subject to certain limitations).

Consequences to Non-U.S. Holders

You are a non-U.S. holder for purposes of this discussion if you are a beneficial owner of notes (other than an entity treated as a partnership for U.S. federal income tax purposes) and you are not a U.S. holder.

U.S. Federal Withholding Tax

The 30% U.S. Federal withholding tax generally will not apply to any payment of principal or interest on the notes under the portfolio interest exemption provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable Treasury Regulations;

•	you are not a controlled foreign corporation that is related to us through stock ownership; and

•	you are not a bank whose receipt of interest on the notes is pursuant to a loan agreement entered into in the ordinary course of business.

The exemption from withholding tax will not apply unless (a) you provide your name and address on an IRS Form W-8BEN (or successor form), and certify under penalties of perjury, that you are not a United States person, (b) a financial institution holding the notes on your behalf certifies, under penalties of perjury, that it has received an IRS Form W-8BEN (or successor form) from you and must provide us with a copy, or (c) you hold your notes directly through a “qualified intermediary,” and the qualified intermediary has sufficient information in its files indicating that you are not a U.S. holder. A qualified intermediary is a bank, broker or other intermediary that is acting out of a non-U.S. branch or office and has signed an agreement with the IRS providing that it will administer all or part of the U.S. Federal tax withholding rules under specified procedures.

If you cannot satisfy the requirements described above, payments of principal and interest made to you will be subject to the 30% U.S. Federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN or successor form claiming an exemption from or a reduction of withholding under the benefit of a tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

U.S. Federal Income Tax

Interest. If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business (and, in the case of an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by you), you will be subject to U.S. Federal income tax on the interest on a net income basis (although exempt from the 30% withholding tax) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, including earnings and profits from an investment in the notes, that are effectively connected with the conduct by you of a trade or business in the United States.

Sale, Exchange, Redemption or Other Disposition of the Notes. Any gain or income realized on the sale, exchange, redemption or other disposition of the notes generally will not be subject to U.S. Federal income tax unless:

•	that gain or income is effectively connected with the conduct of a trade or business in the United States by you (and, in the case of an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by you),

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are present, or

•	the gain represents accrued interest, in which case the rules for taxation of interest would apply.

If you are a holder subject to U.S. Federal income tax under the first bullet point, you will be taxed on a net income basis in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax as explained above. Holders subject to U.S. Federal income tax under the second bullet point will be taxed on the net gain at a 30% rate.

U.S. Federal Estate Tax

Your estate will not be subject to U.S. Federal estate tax on notes beneficially owned by you at the time of your death, provided that (1) interest on the notes is exempt from U.S. Federal withholding tax under the portfolio interest exemption (without regard to the certification requirement) described in the first paragraph of “—Consequences to Non-U.S. Holders—U.S. Federal Withholding Tax” above and (2) interest on such notes would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

Backup Withholding and Information Reporting

U.S. Holders

Information reporting will apply to payments of principal and interest made by us on, or the proceeds of the sale or other disposition of, the notes with respect to certain noncorporate U.S. holders, and backup withholding, currently at a rate of 28%, may apply unless the recipient of such payment provides the appropriate intermediary with a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules is allowable as a credit against the U.S. holder’s U.S. Federal income tax liability, provided the required information is timely provided to the IRS.

Non-U.S. Holders

Payments to non-U.S. holders of interest on a note and amounts withheld from such payments, if any, generally will be reported to the IRS and you. Backup withholding will not apply to payments of principal and interest on the notes if you certify as to your non-U.S. holder status on an IRS Form W-8BEN (or successor form) under penalties of perjury or you otherwise qualify for an exemption (provided that neither we nor our agent know or have reason to know that you are a United States person or that the conditions of any other exemptions are not in fact satisfied).

The payment of the proceeds of the disposition of notes to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and backup withholding unless you provide the certification described above or you otherwise qualify for an exemption. The proceeds of a disposition effected outside the United States by a non-U.S. holder to or through a foreign office of a broker generally will not be subject to backup withholding or information reporting. However, if such broker is a United States person, a controlled foreign corporation, a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a trade or business in the United States, or a foreign partnership that is engaged in the conduct of a trade or business in the United States or that has one or more partners that are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, information reporting requirements will apply unless such broker has documentary evidence in its files of the holder’s non-U.S. status and has no actual knowledge or reason to know to the contrary or unless the holder otherwise qualifies for an exemption. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. Federal income tax liability, if any, provided the required information or appropriate claim for refund is provided to the IRS.

UNDERWRITING

We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

Underwriters	Principal Amount of Notes
Banc of America Securities LLC	$
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Lehman Brothers Inc.
Wachovia Capital Markets, LLC
ABN AMRO Incorporated
BNP Paribas Securities Corp.
Calyon Securities (USA) Inc.
Fortis Securities LLC
Greenwich Capital Markets, Inc.
SunTrust Capital Markets, Inc.
Wells Fargo Securities, LLC
Barclays Capital Inc.
BMO Capital Markets Corp.
BOSC, Inc.
Comerica Securities, Inc.
DZ Financial Markets LLC
HVB Capital Markets, Inc.
Piper Jaffray & Co.
TD Securities (USA) LLC
Wedbush Morgan Securities Inc.

Total		$500,000,000

The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to         % of the principal amount of notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to         % of the principal amount of notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each Underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(b) it has complied with, and will comply with, all applicable provisions of FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The notes have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $250,000. The underwriters have also agreed to reimburse us for up to $150,000 in expenses incurred by us in connection with this offering.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters have from time to time provided, and in the future may provide, certain investment banking and financial advisory services to us and our affiliates, for which they have received, and in the future would receive, customary fees. Each of Banc of America Securities LLC, Goldman, Sachs & Co., Lehman Brothers Inc. and Wachovia Capital Markets, LLC may act as an underwriter for our pending public offering of preferred stock and will receive customary fees in connection therewith. Each of Banc of America Securities LLC, Goldman, Sachs & Co., Lehman Brothers Inc., Deutsche Bank Securities Inc. and Calyon Securities (USA) Inc. may act as an underwriter for our pending public offering of and common stock and will receive customary fees in connection therewith. In addition, affiliates of each of the underwriters listed in the table are lenders under our existing revolving bank credit facility. Amounts outstanding under our existing revolving bank credit facility will be repaid in connection with this offering and the concurrent offerings of preferred stock and common stock. An affiliate of Lehman Brothers Inc. is a participant in a drilling business with us. We have each contributed approximately $25 million to the venture.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, we may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement containing specific information about the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC.

We incorporate by reference in this prospectus the following documents filed with the SEC pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006; and

•	our current reports on Form 8-K filed on November 1, 2005, January 10, 2006, January 18, 2006, January 26, 2006, January 30, 2006 (two reports of the same date), February 1, 2006, February 3, 2006, February 8, 2006, February 10, 2006, February 15, 2006 (two reports of the same date), February 21, 2006, February 24, 2006, February 28, 2006, March 8, 2006, March 22, 2006, April 7, 2006, April 21, 2006, May 2, 2006, May 8, 2006, May 31, 2006, June 6, 2006, June 8, 2006 (two reports of the same date) and June 15, 2006 (three reports of the same date) (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such current report on Form 8-K).

We also incorporate by reference any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such current report on Form 8-K that is filed in the future and is not deemed filed under the Exchange Act), until the underwriters have sold all of the notes.

The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information as well as the information included in this prospectus.

You may read and copy any document we file with the SEC at the SEC public reference room located at:

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges. Our SEC filings are also available to the public on the SEC’s web site at http://www.sec.gov and through the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our shares of common stock are traded.

During the course of the offering and prior to sale, we invite each offeree of the notes to ask us questions concerning the terms and conditions of the offering and to obtain any additional information necessary to verify the accuracy of the information in this prospectus which is material to the offering to the extent that we possess such information or can acquire it without unreasonable effort or expense. You may obtain a copy of any or all of the documents summarized in this prospectus or incorporated by reference in this prospectus, without charge, by request directed to us at the following address and telephone number:

Jennifer M. Grigsby

Corporate Secretary

Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

Telephone: (405) 879-9225

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements give our current expectations or forecasts of future events. They include statements regarding oil and natural gas reserve estimates, planned capital expenditures, the drilling of oil and natural gas wells and future acquisitions, expectations of closing and the impact of the pending committed acquisitions as described in this prospectus, expected oil and natural gas production, cash flow and anticipated liquidity, business strategy and other plans and objectives for future operations and expected future expenses. Statements concerning the fair values of derivative contracts and their estimated contribution to our future results of operations are based upon market information as of a specific date. These market prices are subject to significant volatility.

Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Factors that could cause actual results to differ materially from expected results are described under “Risk Factors” and include:

•	the volatility of oil and natural gas prices;

•	our level of indebtedness;

•	the strength and financial resources of our competitors;

•	the availability of capital on an economic basis to fund reserve replacement costs;

•	uncertainties inherent in estimating quantities of oil and natural gas reserves, projecting future rates of production and the timing of development expenditures;

•	our ability to replace reserves and sustain production;

•	uncertainties in evaluating oil and natural gas reserves of acquired properties and associated potential liabilities;

•	the effect of oil and natural gas prices on our borrowing ability;

•	unsuccessful exploration and development drilling;

•	declines in the values of our oil and natural gas properties resulting in ceiling test write-downs;

•	lower prices realized on oil and natural gas sales and collateral required to secure hedging liabilities resulting from our commodities price risk management activities;

•	adverse effects of governmental and environmental regulation;

•	losses possible from pending or future litigation;

•	drilling and operating risks; and

•	uncertainties and difficulties associated with the integration and operation of our recently acquired properties.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus, and we undertake no obligation to update this information. We urge you to carefully review and consider the disclosures made in this prospectus and our reports filed with the SEC and incorporated by reference herein that attempt to advise interested parties of the risks and factors that may affect our business.

LEGAL MATTERS

The validity of the issuance of the notes and certain other legal matters will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. The underwriters are being represented by Cravath, Swaine & Moore LLP, New York, New York. Vinson & Elkins L.L.P. and Cravath, Swaine & Moore LLP will rely upon Commercial Law Group, P.C., Oklahoma City, Oklahoma, as to all matters of Oklahoma law.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Columbia Energy Resources, LLC as of December 31, 2004 and 2003 and for the year ended December 31, 2004 and the four months ended December 31, 2003, incorporated in this prospectus by reference from the current report on Form 8-K of Chesapeake Energy Corporation filed with the SEC on November 1, 2005, have been so incorporated in reliance on the report of Ernst & Young LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Estimates of the oil and gas reserves of Chesapeake Energy Corporation and related future net cash flows and the present values thereof, included in Chesapeake’s annual report on Form 10-K for the year ended December 31, 2005, were based in part upon reserve reports prepared by Netherland, Sewell & Associates, Inc., Schlumberger Data and Consulting Services, Lee Keeling and Associates, Inc., Ryder Scott Company, L.P., LaRoche Petroleum Consultants, Ltd., H.J. Gruy and Associates, Inc. and Miller and Lents, Ltd., independent petroleum engineers. We have incorporated these estimates in reliance on the authority of each such firm as experts in such matters.

$500,000,000

Chesapeake Energy Corporation

            % Senior Notes due 2013

PROSPECTUS

                        , 2006

Joint Book-Running Managers

Banc of America Securities LLC

Deutsche Bank Securities

Goldman, Sachs & Co.

Lehman Brothers

Wachovia Securities

Senior Co-Managers

ABN AMRO Incorporated	BNP PARIBAS	Calyon Securities (USA)
Fortis Securities	RBS Greenwich Capital	SunTrust Robinson Humphrey
Wells Fargo Securities

Co-Managers

Barclays Capital	BMO Capital Markets	BOSC, Inc.
Comerica Securities	DZ Bank Financial Markets LLC	HVB Capital Markets, Inc.
Piper Jaffray	TD Securities	Wedbush Morgan Securities Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses payable by Chesapeake Energy Corporation (sometimes referred to as Chesapeake in this Part II of the registration statement) in connection with the issuance and distribution of the securities. All the amounts shown are estimates, except the registration fee.

Securities and Exchange Commission registration fee	$53,500
Fees and expenses of accountants	75,000
Fees and expenses of legal counsel	75,000
Printing expenses	50,000
Miscellaneous	—

Total	$253,500

Item 15. Indemnification of Directors and Officers.

Section 1031 of the Oklahoma General Corporation Act, under which Chesapeake is incorporated, authorizes the indemnification of directors and officers under certain circumstances. Article VIII of the Certificate of Incorporation of Chesapeake and Article VI of the Bylaws of Chesapeake also provide for indemnification of directors and officers under certain circumstances. These provisions, together with Chesapeake’s indemnification obligations under individual indemnity agreements with its directors and officers, may be sufficiently broad to indemnify such persons for liabilities under the Securities Act of 1933 (the “Securities Act”), as amended. In addition, Chesapeake maintains insurance, which insures its directors and officers against certain liabilities.

The Oklahoma General Corporation Act provides for indemnification of each of Chesapeake’s officers and directors against (a) expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by reason of such person being or having been a director, officer, employee or agent of Chesapeake, or of any other corporation, partnership, joint venture, trust or other enterprise at the request of Chesapeake, other than an action by or in the right of Chesapeake. To be entitled to indemnification, the individual must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of Chesapeake, and with respect to any criminal action, the person seeking indemnification had no reasonable cause to believe that the conduct was unlawful and (b) expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense or settlement of any action or suit by or in the right of Chesapeake brought by reason of the person seeking indemnification being or having been a director, officer, employee or agent of Chesapeake, or any other corporation, partnership, joint venture, trust or other enterprise at the request of Chesapeake, provided the actions were in good faith and were reasonably believed to be in or not opposed to the best interest of Chesapeake, except that no indemnification shall be made in respect of any claim, issue or matter as to which the individual shall have been adjudged liable to Chesapeake, unless and only to the extent that the court in which such action was decided has determined that the person is fairly and reasonably entitled to indemnity for such expenses which the court deems proper. Article VIII of Chesapeake’s Certificate of Incorporation provides for indemnification of Chesapeake’s director and officers. The Oklahoma General Corporation Act also permits Chesapeake to purchase and maintain insurance on behalf of Chesapeake’s directors and officers against any liability arising out of their status as such, whether or not Chesapeake would have the power to indemnify them against such liability. These provisions may be sufficiently broad to indemnify such persons for liabilities arising under the Securities Act.

Chesapeake has entered into indemnity agreements with each of its directors and executive officers. Under each indemnity agreement, Chesapeake will pay on behalf of the indemnitee any amount which he is or becomes legally obligated to pay because of (a) any claim or claims from time to time threatened or made against him by any person because of any act or omission or neglect or breach of duty, including any actual or alleged error or misstatement or misleading statement, which he commits or suffers while acting in his capacity as a director and/or officer of Chesapeake or an affiliate or (b) being a party, or being threatened to be made a party, to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was an officer, director, employee or agent of Chesapeake or an affiliate or is or was serving at the request of Chesapeake as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The payments which Chesapeake would be obligated to make under an indemnification agreement could include damages, charges, judgments, fines, penalties, settlements and costs, cost of investigation and cost of defense of legal, equitable or criminal actions, claims or proceedings and appeals therefrom, and costs of attachment, supersedeas, bail, surety or other bonds. Chesapeake also provides liability insurance for each of its directors and executive officers.

Item 16. Exhibits.

(a) Exhibits.

The following exhibits are filed herewith pursuant to the requirements of Item 601 of Regulation S-K:

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

4.1*	Form of Indenture.

5.1*	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered.

12

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends. Incorporated herein by reference to Exhibit 12 to Chesapeake’s quarterly report on Form 10-Q for the quarter ended March 31, 2006.

23.1*	Consent of PricewaterhouseCoopers LLP.

23.2*	Consent of Ernst & Young LLP.

23.3*	Consent of Netherland, Sewell & Associates, Inc.

23.4*	Consent of Schlumberger Data and Consulting Services.

23.5*	Consent of Lee Keeling and Associates, Inc.

23.6*	Consent of Ryder Scott Company, L.P.

23.7*	Consent of Laroche Petroleum Consultants, Ltd.

23.8*	Consent of H.J. Gruy and Associates, Inc.

23.9*	Consent of Miller and Lents, Ltd.

23.10*	Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.1).

24.1*	Power of Attorney (included in the signature page of this Registration Statement).

25.1*	Form T-1 Statement of Eligibility and Qualification respecting the Indenture.

*	Filed herewith.

(b) Financial Statement Schedules. Incorporated herein by reference to Item 8 of Chesapeake’s annual report on Form 10-K for the year ended December 31, 2005.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by registrants pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of each Registrant pursuant to the foregoing provisions, or otherwise, each Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a Registrant of expenses incurred or paid by a director, officer or controlling person of a Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, that Registrant will, unless in the opinion of its counsel the has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(6) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A) Each prospectus filed by a Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(7) That, for the purpose of determining liability of a Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, each undersigned Registrant undertakes that in a primary offering of securities of an undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of an undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of an undersigned Registrant or used or referred to by an undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about an undersigned Registrant or its securities provided by or on behalf of an undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by an undersigned Registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma on June 26, 2006.

CHESAPEAKE ENERGY CORPORATION

By:	/S/ AUBREY K. MCCLENDON
Aubrey K. McClendon
Chairman of the Board and Chief Executive Officer

Each person whose signature appears below authorizes Aubrey K. McClendon and Marcus C. Rowland, and each of them, each of whom may act without joinder of the other, to execute in the name of each such person who is then an officer or director of the company and to file any amendments to this registration statement necessary or advisable to enable the company to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, in connection with the registration of the securities which are the subject of this registration statement, which amendments may make such changes in the registration statement as such attorney may deem appropriate. Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Capacity	Date

/S/ AUBREY K. MCCLENDON Aubrey K. McClendon	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	June 26, 2006

/S/ MARCUS C. ROWLAND Marcus C. Rowland	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	June 26, 2006

/S/ MICHAEL A. JOHNSON Michael A. Johnson	Senior Vice President—Accounting, Controller and Chief Accounting Officer (Principal Accounting Officer)	June 26, 2006

/S/ FRANK KEATING Frank Keating	Director	June 26, 2006

/S/ BREENE M. KERR Breene M. Kerr	Director	June 26, 2006

/S/ CHARLES T. MAXWELL Charles T. Maxwell	Director	June 26, 2006

/S/ DON NICKLES Don Nickles	Director	June 26, 2006

/S/ FREDERICK B. WHITTEMORE Frederick B. Whittemore	Director	June 26, 2006

/S/ RICHARD K. DAVIDSON Richard K. Davidson	Director	June 26, 2006

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, each Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma on June 26, 2006.

CHESAPEAKE EAGLE CANADA CORP.

CHESAPEAKE ENERGY LOUISIANA CORPORATION

CHESAPEAKE OPERATING, INC.

CHESAPEAKE SOUTH TEXAS CORP.

HODGES HOLDING COMPANY, INC.

HODGES OILFIELD COMPANY

HODGES TRUCKING COMPANY

NOMAC DRILLING CORPORATION

W.W. REALTY, INC.

By:	/S/ MARCUS C. ROWLAND

Name:	Marcus C. Rowland
Title:	Executive Vice President— Finance and Chief Financial Officer

Each person whose signature appears below authorizes Aubrey K. McClendon and Marcus C. Rowland, and each of them, each of whom may act without joinder of the other, to execute in the name of each such person who is then an officer or director of the company and to file any amendments to this registration statement necessary or advisable to enable the company to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, in connection with the registration of the securities which are the subject of this registration statement, which amendments may make such changes in the registration statement as such attorney may deem appropriate. Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Capacity	Date

/S/ AUBREY K. MCCLENDON Aubrey K. McClendon	Chief Executive Officer and Director (Principal Executive Officer)	June 26, 2006

/S/ MARCUS C. ROWLAND Marcus C. Rowland	Executive Vice President— Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	June 26, 2006

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, each Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma on June 26, 2006.

CARMEN ACQUISITION, L.L.C.

CHESAPEAKE ACQUISITION, L.L.C.

CHESAPEAKE APPALACHIA, L.L.C.

CHESAPEAKE LAND COMPANY, L.L.C.

CHESAPEAKE ORC, L.L.C.

CHESAPEAKE ROYALTY, L.L.C.

GOTHIC PRODUCTION, L.L.C.

HAWG HAULING & DISPOSAL, LLC

MC MINERAL COMPANY, L.L.C.

By:	/S/ MARCUS C. ROWLAND

Name:	Marcus C. Rowland
Title:	Executive Vice President— Finance and Chief Financial Officer

Each person whose signature appears below authorizes Aubrey K. McClendon and Marcus C. Rowland, and each of them, each of whom may act without joinder of the other, to execute in the name of each such person who is then an officer or manager of the company and to file any amendments to this registration statement necessary or advisable to enable the company to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, in connection with the registration of the securities which are the subject of this registration statement, which amendments may make such changes in the registration statement as such attorney may deem appropriate. Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Capacity	Date

/S/ AUBREY K. MCCLENDON Aubrey K. McClendon	Chief Executive Officer and Manager (Principal Executive Officer)	June 26, 2006

/S/ MARCUS C. ROWLAND Marcus C. Rowland	Executive Vice President— Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	June 26, 2006

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, each Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma on June 26, 2006.

CHESAPEAKE ENERGY MARKETING, INC.

By:	/S/ MARCUS C. ROWLAND

Name:	Marcus C. Rowland
Title:	Executive Vice President— Finance and Chief Financial Officer

Each person whose signature appears below authorizes Aubrey K. McClendon and Marcus C. Rowland, and each of them, each of whom may act without joinder of the other, to execute in the name of each such person who is then an officer or director of the company and to file any amendments to this registration statement necessary or advisable to enable the company to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, in connection with the registration of the securities which are the subject of this registration statement, which amendments may make such changes in the registration statement as such attorney may deem appropriate. Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Capacity	Date

/S/ AUBREY K. MCCLENDON Aubrey K. McClendon	Chief Executive Officer and Director (Principal Executive Officer)	June 26, 2006

/S/ MARCUS C. ROWLAND Marcus C. Rowland	Executive Vice President— Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	June 26, 2006

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, each Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma on June 26, 2006.

MAYFIELD PROCESSING, L.L.C.

By:	/S/ MARCUS C. ROWLAND

Name:	Marcus C. Rowland
Title:	Executive Vice President— Finance and Chief Financial Officer

Each person whose signature appears below authorizes Aubrey K. McClendon and Marcus C. Rowland, and each of them, each of whom may act without joinder of the other, to execute in the name of each such person who is then an officer or director of the company and to file any amendments to this registration statement necessary or advisable to enable the company to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, in connection with the registration of the securities which are the subject of this registration statement, which amendments may make such changes in the registration statement as such attorney may deem appropriate. Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Capacity	Date

/S/ AUBREY K. MCCLENDON Aubrey K. McClendon	Chief Executive Officer and Manager (Principal Executive Officer)	June 26, 2006

/S/ MARCUS C. ROWLAND Marcus C. Rowland	Executive Vice President— Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	June 26, 2006

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, each Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma on June 26, 2006.

CHESAPEAKE EXPLORATION LIMITED PARTNERSHIP CHESAPEAKE LOUISIANA, L.P. CHESAPEAKE SIGMA, L.P.

By:	Chesapeake Operating, Inc., as general partner of each respective entity

By:	/S/ MARCUS C. ROWLAND

Name:	Marcus C. Rowland
Title:	Executive Vice President—Finance and Chief Financial Officer

Each person whose signature appears below authorizes Aubrey K. McClendon and Marcus C. Rowland, and each of them, each of whom may act without joinder of the other, to execute in the name of each such person who is then an officer or director of the company and to file any amendments to this registration statement necessary or advisable to enable the company to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, in connection with the registration of the securities which are the subject of this registration statement, which amendments may make such changes in the registration statement as such attorney may deem appropriate. Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Capacity	Date

/S/ AUBREY K. MCCLENDON Aubrey K. McClendon	Chief Executive Officer and Director of Chesapeake Operating, Inc. (Principal Executive Officer)	June 26, 2006

/S/ MARCUS C. ROWLAND Marcus C. Rowland	Executive Vice President—Finance and Chief Financial Officer of Chesapeake Operating, Inc. (Principal Financial and Accounting Officer)	June 26, 2006

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, each Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma on June 26, 2006.

MIDCON COMPRESSION, L.P.

By:	Chesapeake Energy Marketing, Inc., as general partner

By:	/S/ MARCUS C. ROWLAND

Name:	Marcus C. Rowland
Title:	Executive Vice President— Finance and Chief Financial Officer

Each person whose signature appears below authorizes Aubrey K. McClendon and Marcus C. Rowland, and each of them, each of whom may act without joinder of the other, to execute in the name of each such person who is then an officer or director of the company and to file any amendments to this registration statement necessary or advisable to enable the company to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, in connection with the registration of the securities which are the subject of this registration statement, which amendments may make such changes in the registration statement as such attorney may deem appropriate. Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Capacity	Date

/S/ AUBREY K. MCCLENDON Aubrey K. McClendon	Chief Executive Officer and Director of Chesapeake Energy Marketing, Inc. (Principal Executive Officer)	June 26, 2006

/S/ MARCUS C. ROWLAND Marcus C. Rowland	Executive Vice President— Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	June 26, 2006